Form 20-F
period 2008-06-30
North Asia Investment CORP
filed 2008-12-19
CIK 1420413

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                                      to

Commission file number: 001-34083

NORTH ASIA INVESTMENT CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Units consisting of one Ordinary Share, par value $.0001 per share, and one Warrant	American Stock Exchange

Ordinary Shares, $.0001 par value per share	American Stock Exchange

Warrants to purchase Ordinary Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 1,725,000 ordinary shares, par value US$0.0001 per share, as of June 30, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☑ No  ☐

Explanatory Note

Pursuant to Rule 15d-2 under the Securities and Exchange Act of 1934, as amended, this Annual Report of North Asia Investment Corporation contains only financial statements for the fiscal year ended June 30, 2008.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

BALANCE SHEET

June 30, 2008
Assets
Current assets, cash	$58,855
Other assets, deferred offering costs	418,538

Total assets	$477,393

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accrued expenses	$4,220
Accrued offering costs	330,386
Due to shareholder	22,500
Note payable, shareholder	100,000

Total current liabilities	$457,106

Commitments

Shareholders’ equity
Ordinary shares, $.0001 par value, authorized 30,000,000; 1,725,000 shares issued and outstanding	173
Additional paid-in capital	24,827
Deficit Accumulated during Development Stage	(4,713)

Total shareholders’ equity	20,287

Total liabilities and shareholders’ equity	$477,393

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENT OF OPERATIONS

For the period from December 6, 2007 (date of inception) to June 30, 2008

Revenues	$—
Formation and administrative costs	(4,713)

Net loss	$(4,713)

Weighted average number of ordinary shares outstanding, basic and diluted	2,568,149

Loss per ordinary share, basic and diluted	$(0.00)

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENT OF SHAREHOLDERS’ EQUITY

For the period from December 6, 2007 (date of incorporation) to June 30, 2008

	Ordinary shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Shareholders’ Equity
Ordinary shares issued to initial shareholders on December 10, 2007 at approximately $0.009 per share	2,875,000	$288	$24,712	$—	$25,000
Contribution of founders’ shares back to the company on May 13, 2008	(1,150,000)	(115)	115	—	—
Net loss for the period	—	—	—	(4,713)	(4,713)

Balances, at June 30, 2008	1,725,000	$173	$24,827	$(4,713)	$20,287

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENT OF CASH FLOWS

For the period from December 6, 2007 (date of incorporation) to June 30, 2008

Cash flows from operating activities
Net loss	$(4,713)
Adjustment to reconcile net loss to net cash used in operating activities:
Change in operating assets and liability:
Accrued expenses	4,220

Net cash used in operating activities	(493)

Cash flows from financing activities
Payment of offering costs	(65,652)
Proceeds from note payable, shareholder	100,000
Proceeds from issuance of ordinary shares to initial shareholders	25,000

Net cash provided by financing activities	59,348

Net increase in cash	58,855
Cash, beginning of period	—

Cash, end of period	$58,855

Supplemental schedule of non-cash financing activities
Accrual of offering costs	$330,386

Due to shareholder-offering costs	$22,500

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

1.	Organization and Business Operations	North Asia Investment Corporation (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on December 6, 2007. The Company was formed to acquire, or acquire control of, one or more operating businesses through a merger, stock exchange, stock purchase, asset acquisition, reorganization or other similar business combination. The Company has neither engaged in any operations nor generated any revenue to date. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies.

All activity from December 6, 2007 (inception) through June 30, 2008 relates to the Company’s formation, capital raising and initial public offering described below. The Company has selected June 30 as its fiscal year-end.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective July 23, 2008. The Company consummated the offering on July 29, 2008 and received net proceeds of approximately $48,005,000 (Note 3). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Subsequent to the Offering, an amount of $50,005,000, including $2,000,000 of deferred underwriters fee, of the net proceeds was deposited in an interest-bearing trust account (“Trust Account”) including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the Company’s officers and directors have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $1,500,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements, as well as any amounts necessary to pay the Company’s tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

such transaction for shareholder approval. In the event that 40% or more of the outstanding ordinary shares (excluding, for this purpose, those ordinary shares issued prior to the Offering) exercise their redemption rights described below, the Business Combination will not be consummated. Public shareholders voting against a Business Combination will be entitled to redeem their ordinary shares into a pro rata share of the Trust Account, including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder’s redemption rights. A shareholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the shareholders. All of the Company’s existing shareholders prior to the Offering, including all of the directors and officers of the Company have agreed to vote all of the initial ordinary shares held by them in the same manner as a majority of the ordinary shares voted by the Company’s public shareholders are voted. A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in the Offering. The Company will require each public shareholder seeking to exercise shareholder redemption rights to certify to the Company, under penalty of perjury, whether such shareholder is acting in concert or as a group with any other shareholder. Such a public shareholder would still be entitled to vote against a proposed extension, if any, and a proposed Business Combination with respect to all ordinary shares owned by him or his affiliates.

All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

2.	Summary of Significant Accounting Policies	Basis of Presentation

The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”).

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

Development Stage Company

The Company complies with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Fair Value of Financial Instruments

The Company does not enter into financial instruments for trading or speculative purposes. The carrying amounts of financial instruments classified as current assets and current liabilities approximate their fair value, in accordance SFAS No. 107, “Disclosures about Fair value of Financial Instruments,” due to their short maturities.

Loss per Ordinary Share

The Company complies with SFAS No. 128, “Earnings Per Share,” which requires a dual presentation of basic and diluted loss per ordinary per share in the statement of operations. Loss per ordinary share is computed as the net loss for the period divided by the weighted-average number of ordinary shares outstanding. The Company reported a net loss for the period from December 6, 2007 through June 30, 2008. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period, as any potentially dilutive securities would reduce the loss per ordinary share. As of June 30, 2008, the Company did not have any potentially dilutive securities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. If the Company were to consummate an initial Business Combination with an operating business, estimates and assumptions made by the Company will be based on current circumstances and the experience and judgment of the Company’s management, and will be evaluated on an ongoing basis, and may employ outside experts to assist in the Company’s evaluations.

Deferred offering costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A — “Expenses of Offering”. Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Offering and will be charged to equity upon the completion of the Offering or charged to expense if the offering is not competed. The Company incurred approximately $419,000 of offering costs that were deferred as of June 30, 2008.

Income Taxes

The Company complies with the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”), which provides criteria for the recognition, measurement, presentation

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

and disclosure of uncertain tax position. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company adopted FIN 48 effective December 6, 2007, date of inception.

The Company complies with SFAS 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”. SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3.	Initial Public Offering	On July 29, 2008, the Company sold 5,000,000 units at $10.00 per unit (“Units”) in the Offering. Each Unit consists of one ordinary share, $.0001 par value, and one Redeemable Ordinary Share Purchase Warrant(s) (“Warrants”).

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

Each Warrant entitles the holder to purchase from the Company one share of ordinary shares at an exercise price of $7.50 commencing the later of the completion of a Business Combination or July 23, 2009 and expiring July 22, 2013. The Warrants will be redeemable, at the Company’s option at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given if, and only if, an effective registration statement covering the ordinary shares issuable upon exercise of the Warrants is current and available throughout the 30-day redemption period. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised, unredeemed and worthless.

4.	Related Party Transactions

The Company issued a $100,000 unsecured promissory note to a shareholder, on December 13, 2007. The note was non-interest bearing and was payable on the earlier of December 12, 2008 or the consummation of the Offering. The note was repaid in August 2008.

The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company’s initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

One of the Company’s shareholders paid $22,500 of offering costs on behalf of the Company. This amount is shown on the balance sheet as due to shareholder and will be repaid free of any interest.

The Company’s Initial Shareholders have purchased, in consideration for an aggregate purchase price of $25,000, an aggregate of 1,250,000 ordinary shares, after adjustment for certain contributions back to capital. The Initial Shareholders have agreed that (1) subject to certain exceptions, the founding ordinary shares will not be sold or transferred until 180 days after the completion of an initial Business Combination and (2) the founding ordinary shares will not be entitled to a pro rata share of the Trust Account in the event of the Company’s liquidation.

A shareholder of the Company, who also acts as a director, and a second director of the Company, have purchased in a private placement, 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 warrants (the “Sponsors’ Warrants”) simultaneously with the completion of the Offering at a price of $1.00 per warrant (an aggregate purchase price of approximately $2,455,000) from the Company and not as part of the Offering.

The holders of the Sponsors’ Warrants have agreed that, subject to certain exceptions, the Sponsors’ Warrants will not be sold or transferred by them until after the completion of a Business Combination. The Sponsors’ Warrants are identical to the Warrants underlying the Units sold in the Offering except that the Sponsors’ Warrants (i) are exercisable for cash or on a cashless basis and (ii) are non-redeemable, in each case so long as they are held by the original purchasers of the Sponsors’ Warrants and their permitted transferees. In the event of a liquidation prior to a Business Combination, the Sponsors’ Warrants will expire worthless.

The holders of the founding ordinary shares held by the Initial Shareholders, as well as the holders of the Sponsors’ Warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of a majority of the founding ordinary shares held by the Initial Shareholders may elect to exercise these registration rights at any time commencing 90 days prior to the date the shares are released from escrow. Additionally, the holders of a majority of the Sponsors’ Warrants (or underlying securities) can elect to exercise these registration rights at any time beginning 90 days after the Company consummates its initial Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

5.	Commitments

The Company paid to the underwriters a $1,500,000 underwriting discount, representing 3.0% of the offering proceeds, at the closing of the Offering, and is committed to pay up to an additional $2,000,000 deferred underwriting discount currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company’s consummation of an initial Business Combination.

The Company granted the underwriters a 30-day option to purchase up to 750,000 additional units to cover the over-allotment if any. This option expired unexercised in August 2008.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

6.	Ordinary Shares	In May 2008, certain of the Company’s Initial Shareholders contributed to the Company, at no cost, an aggregate of 1,150,000 ordinary shares.

At June 30, 2008, 7,455,000 ordinary shares were reserved for issuance upon exercise of the Warrants.

7.	Subsequent Events

In July 2008, certain of the Company’s Initial Shareholders contributed to the Company, at no cost, an aggregate of 287,500 ordinary shares.

As a result of the underwriters’ over-allotment option expiring unexercised in August 2008, certain of the Company’s Initial Shareholders contributed to the Company, at no cost, an aggregate of 187,500 ordinary shares.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH ASIA INVESTMENT CORPORATION

	By:	/s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang
Dated: December 19, 2008		Chief Executive Officer