Form 20-F/A
period 2008-06-30
North Asia Investment CORP
filed 2009-09-25
CIK 1420413

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 to the Annual Report on Form 20-F is being filed solely to include the Report of Independent Registered Accounting Firm that was mistakenly omitted from the original filing. No other changes have been made to the financial statements included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

North Asia Investment Corporation

We have audited the accompanying balance sheet of North Asia Investment Corporation (a corporation in the development stage) (the “Company”) as of June 30, 2008, and the related statements of operations, shareholders’ equity, and cash flows for the period December 6, 2007 (date of incorporation) to June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2008, and the results of its operations and its cash flows for the period December 6, 2007 (date of incorporation) to June 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey

December 11, 2008

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

NORTH ASIA INVESTMENT CORPORATION

	By:	/s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang
Dated: September 25, 2009		Chief Executive Officer