Form 20-F
period 2009-06-30
North Asia Investment CORP
filed 2009-12-24
CIK 1420413

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009.

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

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Units consisting of one Ordinary Share, par value US$.0001 per share, and one Warrant	NYSE Amex

Ordinary Shares, US$.0001 par value per share	NYSE Amex

Warrants to purchase Ordinary Shares	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 6,250,000 ordinary shares, par value $0.0001 per share, as of June 30, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☑  No ☐

i

INTRODUCTION

General

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us” or “our company” refer to North Asia Investment Corporation;

•

“Korea” or “ROK” refers to the Republic of Korea; “China” or “PRC” refers to the People’s Republic of China and does not include the Hong Kong Special Administrative Region, or “Hong Kong SAR,” the Macau Special Administrative Region, or “Macau SAR” or Taiwan;

•	“shares” or “ordinary shares” refers to our ordinary shares; and

•	“Korean Won” refers to the legal currency of Korea; “RMB” or “Renminbi” refers to the legal currency of China; and “U.S. dollars” and “$”refer to the legal currency of the United States.

We are a Cayman Islands blank check company organized on December 6, 2007 as an exempted company with limited liability. We were organized for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. Our efforts in identifying a prospective target business will not be limited to a particular industry or geographic location. We have primarily focused our search for our initial business combination on target businesses that have their principal operations located in Asia with a particular emphasis on the ROK and the PRC.

On July 29, 2008, we closed our initial public offering (“IPO”) of 5,000,000 units with each unit consisting of one ordinary share and one warrant, each to purchase one ordinary share at an exercise price of $7.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $50,000,000. The ordinary shares issued in our IPO are referred to as “public shares” and the holders thereof as “public shareholders.”

Simultaneously with the consummation of the IPO, we consummated the private sale of 2,455,000 sponsors’ warrants at a price of $1.00 per warrant, generating total proceeds of $2,455,000. The sponsors’ warrants were purchased by Thomas Chan-Soo Kang, our Chief Executive Officer, and Allister George Morrison, our Chairman of the Board.

An aggregate of $50,005,000 of the proceeds of the IPO and the private sale of the sponsors’ warrants was placed in a trust account at HSBC (London), maintained by Continental Stock Transfer & Trust Company, acting as trustee.

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business combination. We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination.

If we have not completed a business combination by either (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if such twelve-month extension is approved by our shareholders, our corporate existence will cease and we will dissolve and liquidate for the purposes of winding up our affairs. If we are unable to complete a business combination by such time, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors).

For further information, see the Part I, Item 4, “Information on the Company.”

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the period from December 6, 2007 (date of inception) to June 30, 2008 and 2009 and as at June 30, 2008 and 2009. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See Part I, Item 4, “Information on the Company” and Part I, Item 5, “Operating and Financial Review and Prospects.”

Selected Financial Data

(Expressed in United States Dollars)

	Period from December 6, 2007 (inception) to June 30,
	2008	2009
Consolidated Statement of Operations Data:
Interest income	—	243,656

Formation costs and operating expenses	(4,713)	(443,105)

Net income (loss) applicable to common shareholders	(4,713)	(199,449)

Net income (loss) per common share:
Basic	(0.00)	(0.04)

Diluted	(0.00)	(0.04)

Weighted average common shares outstanding
Basic	2,568,149	4,692,190
Diluted	2,568,149	4,692,190

	As at June 30,
	2008	2009
Consolidated Balance Sheet Data:
Total current assets	58,855	12,222
Total assets	477,393	50,020,911
Total current liabilities	457,106	291,172
Ordinary shares subject to possible redemption	—	20,001,990
Total shareholders’ equity	20,287	27,727,749

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F before making a decision to invest in our units.

Risks Related to Our Business

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a recently incorporated development stage company with no operating results to date. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire an operating business. We will not generate any revenues until, at the earliest, after the consummation of a business combination.

We may not be able to consummate a business combination within the required time frame, in which case, we would liquidate.

Pursuant to our memorandum and articles of association, we have until January 29, 2010 in which to complete a business combination (or until July 29, 2010 if we have entered into a letter of intent, memorandum of understanding, agreement in principle or definitive agreement by January 29, 2010 and the business combination relating thereto has not yet been consummated by January 29, 2010, or, if extended pursuant to a shareholder vote as described in this Annual Report, until July 29, 2011). If we fail to consummate a business combination within the required time frame, our corporate existence will, in accordance with our memorandum and articles of incorporation, cease except for the purposes of winding up our affairs and liquidating. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of a business combination.

Unlike many other blank check companies, we are permitted, pursuant to our memorandum and articles of association, to seek to extend the date before which we must complete an initial business combination to 36 months. As a result, your funds may be held in the trust account for at least three years.

Unlike many other blank check companies, if we have entered into a letter of intent, memorandum of understanding, agreement in principle or definitive agreement by January 29, 2010, we may seek to extend the date before which we must complete our business combination, to avoid being required to liquidate, beyond the more typical 24 months to 36 months by calling a special meeting of our shareholders for the purpose of soliciting their approval for such extension. We believe that an extension could be necessary due to the circumstances involved in the evaluation and closing of a business combination in the ROK or PRC, including obtaining audited U.S. GAAP financial statements of potential targets that have previously kept their accounts in accordance with Korean or Chinese GAAP, the possible need for restructuring and reorganizing corporate entities and assets and the requirements of complex Korean or Chinese regulatory filings and approvals. Without the option of extending to 36 months, if we enter into such agreement near January 29, 2010, we would have only until July 29, 2010 to accomplish the necessary accounting reconciliations, satisfy U.S. and the ROK or PRC regulatory requirements, secure the approval of our shareholders and provide for customary closing conditions. If the proposal for the extension is approved by our shareholders, we will have an additional 12 months beyond the more usual 24-month period with which to complete our initial business combination. As a result, investors’ funds may be held in the trust account for more than three years from the IPO and thus delay the receipt by you of your funds from the trust account on redemption or liquidation.

We are not required to file our proxy statement for our initial business combination with the SEC pursuant to the proxy rules under the Securities Exchange Act of 1934.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”), relating to the furnishing and content of proxy statements. We have agreed with the representative of the underwriters in our IPO that until the earlier of our liquidation or the successful consummation of our initial business combination, in connection with any proposed business combination, we will deliver to our shareholders proxy solicitation materials containing the information we believe would have been required to be provided to shareholders had we not been a foreign private issuer but still had a class of equity securities registered under Section 12 of the Exchange Act and we will file with the SEC a Report of Foreign Private Issuer on Form 6-K with the material terms of the proxy solicitation material. As a foreign private issuer, however, we are not required and do not intend to file our proxy solicitation materials with the SEC for review or comment. Therefore, the SEC will not review the proxy solicitation materials for our initial business combination.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so.

There are numerous similarly structured blank check companies which have completed initial public offerings with business plans similar to ours and there are a number of additional offerings for blank check companies that are still in the registration process but have not completed initial public offerings. While some of those companies must complete a business combination in specific industries, a number of them may consummate a business combination in any industry they choose. Therefore, we may be subject to competition from these and other companies seeking to consummate a business plan similar to ours. Because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time periods.

If the funds available to us are insufficient to allow us to operate until at least July 29, 2011, we may be unable to complete a business combination.

Of the net proceeds of the IPO, only $50,000 was available to us initially outside the trust account to fund our working capital requirements. We depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital of up to $1.7 million which we will need to identify one or more target businesses and to complete our initial business combination, as well as the funds required to pay any tax obligations that we may owe. While we are entitled to have released to us for such purposes certain interest earned on the funds in the trust account, a substantial decline in interest rates may result in our having insufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow funds from our founders to operate or may be forced to liquidate. Our founders are under no obligation to advance funds in such circumstances.

We believe that the funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, will be sufficient to allow us to operate until at least July 29, 2011, assuming that a business combination is not consummated during that time. However, our estimates may not be accurate. We could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent or memorandum of understanding where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit the funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we do not conduct an adequate due diligence investigation of a target business with which we combine, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

We must conduct a due diligence investigation of the target businesses we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, this diligence may not reveal all material issues that may affect a particular target business, or factors outside the control of the target business and outside of our control that may arise later. If our diligence fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by shareholders will be less than $10.00 per share.

As of June 30, 2009, the per-share liquidation price of the funds held in trust was $10.00. Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account. A court could also conclude that such agreements are not legally enforceable. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of our public shareholders. If we liquidate before the completion of a business combination and distribute the proceeds held in trust to our public shareholders, Thomas Chan-Soo Kang and Kang & Company, Ltd. have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors, lenders, service providers or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if a vendor, professional, service provider or prospective target business does not execute a valid and enforceable waiver. They may not be able to satisfy those obligations if they are required to do so. Therefore, we cannot assure you that the per-share distribution from the trust fund, if we liquidate, will not be less than $10.00, plus interest then held in the trust fund, due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $10.00 per share.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our memorandum and articles of association provides that we will continue in existence until (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if such twelve-month extension is approved by our shareholders (the “Termination Date”). If we have not completed a business combination by such date and amended this provision in connection thereto, our corporate existence will cease except for the purposes of winding up our affairs and dissolving. As a result, this has the same effect as if we had formally went through a voluntary liquidation procedure under the Companies Law (2007 Revision) of the Cayman Islands (the “Companies Law”). In such a situation under the Companies Law, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved. In the case of a full voluntary liquidation procedure, any liability of shareholders with respect to a liquidating distribution would be barred if creditors miss the deadline for submitting claims. However, it is our intention to liquidate the trust account to our public shareholders as soon as reasonably possible and our directors and officers have agreed to take any such action necessary to dissolve our company and liquidate the trust account as soon as reasonably practicable if we do not complete a business combination by the Termination Date. Pursuant to our Articles of Association, failure to consummate a business combination by the Termination Date will trigger an automatic winding up of the company. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them pursuant to such process and any liability of our shareholders may extend beyond the date of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.

No warrant will be exercisable and we will not be obligated to issue ordinary shares unless, at the time a holder seeks to exercise a warrant, we have a registration statement under the Securities Act in effect covering the ordinary shares issuable upon the exercise of the warrants and a current prospectus relating to the ordinary shares. Under the terms of the warrant agreement, we have agreed to use our best efforts to have a registration statement in effect covering the ordinary shares issuable upon exercise of the warrants as of the date the warrants become exercisable and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. We will not be required to net cash settle the warrants (whether in the case of our failure to maintain a current prospectus or otherwise). In such event, the warrants held by public shareholders may have no value, the market for such warrants may be limited and such warrants may expire worthless.

An investor will only be able to exercise a warrant if the issuance of ordinary shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No public warrants will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such exercise have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. At the time that the warrants become exercisable, we expect to continue to be listed on a national securities exchange, which would provide an exemption from registration in every state. Accordingly, we believe holders in every state will be able to exercise their warrants as long as our prospectus relating to the ordinary shares issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. If the ordinary shares issuable upon exercise of the warrant are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may be deprived of any value, the market for the warrants may be limited and they may expire worthless if they cannot be sold.

Since we have not yet selected a particular industry or target business with which to complete a business combination, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

We may consummate a business combination with a company in any industry or geographic location we choose and are not limited to any particular type of business. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business which we may ultimately acquire. To the extent we complete a business combination with a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. If we complete a business combination with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors than a direct investment, if an opportunity were available, in a target business.

Your only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the business combination submitted to our shareholders for approval.

At the time of your investment in us, you were not provided with an opportunity to evaluate the specific merits or risks of one or more target businesses. Accordingly, your only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the business combination submitted to our shareholders for approval. In addition, a proposal that you vote against could still be approved if a sufficient number of public shareholders vote for the proposed business combination. Alternatively, a proposal that you vote for could still be rejected if a sufficient number of public shareholders vote against the proposed business combination.

We may not seek an opinion from an unaffiliated third party as to the fair market value of the target business we acquire or that the price we are paying for the business is fair to our shareholders from a financial point of view.

We may not seek an opinion from an unaffiliated third party that the target business we select has a fair market value in excess of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commission) at the time we execute a definitive agreement for an initial business combination. We are only required to obtain a valuation opinion if our Board of Directors is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion. We are also not required to obtain an opinion from an unaffiliated third party indicating that the price we are paying is fair to our public shareholders from a financial point of view unless the target is affiliated with our officers, directors, founders or their affiliates or we acquire less than 100% of a target business and any of our officers, directors, founders or their affiliates acquire the remaining portion of such target business. If no opinion is obtained, our shareholders will be relying on the judgment of our Board of Directors.

We may issue shares or debt securities to complete a business combination, which would reduce the equity interest of our shareholders and likely cause a change in control of our ownership.

Our memorandum and articles of association authorize the issuance of up to 30,000,000 ordinary shares, par value $.0001 per share, 1,000,000 preferred shares, par value $.0001 per share, and one special share, par value $1.00 per share. There are currently 16,295,000 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding warrants, including the sponsors’ warrants), all of the 1,000,000 preferred shares available for issuance and no special shares available for issuance. Although we have no commitment as of this date, we are likely to issue a substantial number of additional ordinary or preferred shares, or a combination of common and preferred shares, to complete a business combination. The issuance of additional ordinary shares or any number of shares of our preferred shares:

•	may significantly reduce your equity interest;

•	may subordinate the rights of holders of ordinary shares if we issue preferred stock with rights senior to those afforded to our ordinary shares;

•

may cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may, in certain circumstances, have the effect of delaying or preventing a change of control of us; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business combination for any number of reasons including those beyond our control, such as that public shareholders owning 40% or more of the shares sold in the IPO vote against the business combination or the extended period, if any, on a cumulative basis, and opt to have us convert their shares for a pro rata share of the trust account even if a majority of our shareholders approve the business combination. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Our ability to successfully effect a business combination will be totally dependent upon the efforts and time commitments of our management team and our executive officers who are employees of Kang & Company, Ltd. intend to devote the majority of their professional time to our business and affairs, while our independent directors and our executive officers who are not employees of Kang & Company, Ltd. will devote most of their professional time to other businesses. Also, our ability to be successful after a business combination may be dependent upon the efforts of our management team and key personnel who may join us following a business combination.

Our ability to successfully effect a business combination is dependent upon the efforts of our management team. We believe that our success depends on the continued service and time commitments of these individuals, at least until we have consummated a business combination. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. Our executive officers who are employees of Kang & Company, Ltd. intend to spend a majority of their time on our affairs until the successful consummation of a suitable business combination. However, our independent directors and our executive officers who are not employees of Kang & Company, Ltd. will devote most of their professional time to other businesses. Our officers and directors may not remain with, or devote sufficient time to, us for the immediate or foreseeable future. If the other business endeavors of these individuals require them to devote substantial amounts of time, it could limit their ability to devote time to our affairs, including the time necessary to identify potential business combinations and monitor the related due diligence, and could have a negative impact on our ability to consummate a business combination. Conflicts of interest that these individuals may have in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence, may not be resolved in our favor. We do not have employment agreements with, or key-man insurance on the life of, any of our officers. The unexpected loss of the services of one or more members of our management team could have a detrimental effect on us.

The role of our management team and key personnel from the target business following our initial business combination cannot presently be ascertained. Although some of our management team may remain with the target business in senior management or advisory positions following a business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after a business combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Members of our management team may negotiate employment or consulting agreements in connection with a particular business combination. These agreements may provide for them to receive compensation following a business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Members of our management team will be able to remain with the company after the consummation of a business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

Our officers and directors are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Our officers and directors are and may in the future become affiliated with entities, including other “blank check” companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor. As a result, a potential target business may be presented to another entity prior to its presentation to us and we may miss out on a potential transaction.

Our founders and sponsors have waived their rights to participate in liquidation distributions with respect to the founders’ ordinary shares, for which they have paid only a nominal price, and sponsors’ warrants. Therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business combination.

Our founders and sponsors have waived their right to receive distributions with respect to the founders’ ordinary shares upon our liquidation if we are unable to consummate a business combination. Accordingly, the founders’ ordinary shares, as well as the sponsors’ warrants, and any warrants purchased by our officers or directors in the aftermarket will be worthless if we do not consummate an initial business combination. Additionally, since they paid only a nominal price for the founders’ ordinary shares, they may profit from a proposed business combination even though the transaction may ultimately prove unprofitable for public shareholders. The personal and financial interests of our directors and officers who own founders’ ordinary shares or sponsors’ warrants (or are affiliated with owners of these securities) may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ desire to avoid rendering their securities worthless may result in a conflict of interest when they determine whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interests, and the conflict of interest will increase as we approach the deadline for completing a business combination and we have not consummated a business combination.

The NYSE Amex may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on the NYSE Amex, a national securities exchange. In connection with our business combination, it is likely that the NYSE Amex will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements and we may not be able to meet those requirements at that time.

If the NYSE Amex delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a reduced liquidity with respect to our securities;

•

a determination that our ordinary shares is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We may only be able to complete one business combination with the proceeds of the IPO, which will cause us to be solely dependent on a single business which may have a limited number of products or services.

Our business combination must be with one or more target businesses having an aggregate fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) at the time of the execution of a definitive agreement for a business combination. We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By consummating a business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business, or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination.

Alternatively, if we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of the sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

The ability of our shareholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

When we seek shareholder approval for the extended period, if any, and our initial business combination, we will offer each public shareholder (other than our founding shareholders) the right to have its ordinary shares converted to cash if the shareholder votes against the extended period or business combination, as the case may be, and such proposal is approved and, in the case of the business combination, it is also consummated. We will consummate our initial business combination only if the following two conditions are met: (i) a majority of the ordinary shares voted by the public shareholders are voted in favor of our initial business combination and (ii) public shareholders owning 40% or more of the shares sold in the IPO do not vote against our initial business combination and on a cumulative basis exercise their conversion rights (including any shares previously converted in connection with a vote, if any, on the extended period). If the maximum number of holders seek conversion under the threshold level we are using as described below, we would be required to pay such holders approximately $20.0 million. If this occurred, we would have only approximately $30 million remaining to be used to pay any cash purchase price we may be required to pay in the business combination. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of public shareholders exercise their conversion rights than we expect. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us. Even if our business combination does not require us to use substantially all of our cash to pay the purchase price to the sellers of the target business, if a significant number of shareholders exercise their conversion rights, we will have less cash available to us to use in furthering our business plans following a business combination. This may make it more difficult for us to be successful following our business combination.

We may proceed with a business combination even if public shareholders owning 1,999,999 of the shares sold in the IPO exercise their conversion rights. This requirement may make it easier for us to have a business combination approved over shareholder dissent.

We may proceed with a business combination as long as public shareholders owning less than 40% of the shares sold in the IPO both vote against the business combination and exercise their conversion rights on a cumulative basis (including any shares previously converted in connection with a vote, if any, on the extended period). Accordingly, public shareholders holding up to 1,999,999 ordinary shares may both vote against the business combination and exercise their conversion rights and we could still consummate a proposed business combination. We have set the maximum conversion percentage at 40% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public shareholders. This may have the effect of making it easier for us to have a business combination approved over a shareholder dissent. While there are several offerings similar to ours which include conversion provisions of greater than 20%, the 20% threshold had been common for offerings similar to ours. Because we permit a larger number of shareholders to exercise their conversion rights, it will reduce the requirement to consummate an initial business combination with a target business which shareholders may vote against, making it easier for us to have a business combination approved over shareholder dissent, and shareholders may not receive the full amount of your original investment upon exercise of their conversion rights.

Because of our limited resources and structure, we may not be able to consummate an attractive business combination.

We expect to encounter intense competition from entities other than blank check companies having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. Our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, the obligation we have to seek shareholder approval of a business combination may delay the consummation of a transaction. Additionally, our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. If we are unable to consummate a business combination with a target business within the prescribed time periods, we will be forced to liquidate.

Public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group” with, will be restricted from exercising shareholder conversion rights with respect to more than 10% of the ordinary shares sold in the IPO.

When we seek shareholder approval of the extended period, if any, and a proposed business combination, we will offer each public shareholder (but not our existing shareholders or their permitted transferees) the right to have his, her, or its ordinary shares converted into a pro rata portion of the trust account if the shareholder votes against the extended period and it is approved or the business combination and it is approved and completed. Notwithstanding the foregoing, a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” will be restricted from exercising shareholder conversion rights with respect to more than 10% of the ordinary shares sold in the IPO. Accordingly, if a shareholder purchased more than 10% of the ordinary shares sold in the IPO and the extended period or a proposed business combination is approved, such shareholder will not be able to exercise shareholder conversion rights with respect to the full amount of his or her ordinary shares and may be forced to hold such additional ordinary shares or sell them in the open market. We cannot assure such shareholders that the value of such additional ordinary shares will appreciate over time following the extended period, if any, or our initial business combination or that the market price of the ordinary shares will exceed the per-share conversion price.

Our founders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a shareholder vote.

Our founders (including all of our officers and directors) collectively own 20% of our issued and outstanding ordinary shares. Additional purchases of ordinary shares by such individuals would likely allow them to exert additional influence over the approval of our initial business combination. The factors that would be considered in making such additional purchases would include consideration of the current trading price of our ordinary shares. Another factor that would be taken into consideration would be that any such additional purchases would increase the likelihood that our initial business combination would be approved.

Our Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of our initial business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election and our founders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our founders will continue to exert control at least until the consummation of our initial business combination.

Our outstanding warrants may have an adverse effect on the market price of our ordinary shares and make it more difficult to effect a business combination.

We issued warrants to purchase 5,000,000 ordinary shares as part of the units sold in the IPO. We also sold the sponsors’ warrants to purchase 2,455,000 ordinary shares. To the extent we issue ordinary shares to effect a business combination, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle in the eyes of a target business. These warrants, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the ordinary shares issued to complete the business combination. Accordingly, our warrants may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business. Additionally, the sale, or even the possibility of a sale, of the ordinary shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants are exercised, shareholders may experience a substantial dilution of their holdings.

If the holders of the founders’ ordinary shares and sponsors’ warrants (and underlying securities) exercise their registration rights, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect a business combination.

The founders are entitled to demand that we register the resale of the founders’ ordinary shares at any time commencing 90 days prior to the date on which their shares are released from escrow. Additionally, the purchasers of the sponsors’ warrants are entitled to demand that we register the resale of their warrants and underlying ordinary shares at any time commencing 90 days after we consummate a business combination. We will bear the cost of registering these securities. If such individuals and entity exercise their registration rights with respect to all of their securities, then there will be an additional 1,250,000 ordinary shares and 2,455,000 warrants (as well as 2,455,000 ordinary shares underlying the warrants) eligible for trading in the public market. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business, as the shareholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities because of the potential negative effect the exercise of such rights may have on the trading market for our ordinary shares.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, all of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that term is understood under corporate law in the United States. Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as “schemes of arrangement.” The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a Cayman Islands company must be approved at a shareholders’ meeting by each class of shareholders, in each case, by a majority of the number of holders of each class of a company’s shares that are present and voting, either in person or by proxy, at such a meeting, which holders must also represent 75% in value of such class issued that are present and voting, either in person or by proxy, at such meeting, excluding the shares owned by the parties to the scheme of arrangement.

The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessperson would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Because all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce U.S. court judgments against them.

All of our directors and all of our officers reside outside of the United States and substantially all of our assets are, and will be, located outside of the United States. If we consummate our initial business combination with a target business in a jurisdiction that does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, it may be necessary to rely on the foreign jurisdiction’s law and/or legal system in order to obtain an enforceable judgment against certain directors and officers and certain assets. It may therefore be uncertain and difficult for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers outside of the United States or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under United States federal securities laws. Further, it is unclear if extradition treaties would permit effective enforcement of criminal penalties of the U.S. federal securities laws.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the Investment Company Act of 1940. Since we invested the proceeds held in the trust account, it is possible that we could be deemed an investment company. Notwithstanding the foregoing, we do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940. To this end, the proceeds held in trust may be invested by the trustee only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940.

If we are nevertheless deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

Because we must furnish our shareholders with target business financial statements, we may not be able to complete a business combination with some prospective target businesses.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials sent to shareholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with U.S. GAAP. Target businesses identified by us as potential acquisition candidates may not have financial statements prepared in accordance with U.S. GAAP or may not be able to prepare its financial statements in accordance with U.S. GAAP. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may combine.

We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the average value of our assets is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year during which a U.S. holder held our ordinary shares or warrants, the U.S. holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

If any dividend is declared in the future and such dividend is denominated in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive.

If you are a U.S. Holder, you will be taxed on the U.S. dollar value of your dividends (denominated in foreign currency) at the time the dividends must be included in your income as a U.S. Holder, even if you would subsequently actually receive a smaller amount of U.S. dollars due to the continuing appreciation of the foreign currency when the dividend payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the conversion rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Conversely, if the value of the foreign currency depreciates before the dividends to be paid to you has actually been converted into U.S. dollars and prior to such dividends becomes includible in your income, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive.

If we effect a business combination with a company located outside of the United States (other than the ROK or PRC as described below), we would be subject to a variety of additional risks that may negatively impact our operations.

Although we primarily have focused our search on target businesses that have their principal operations located in Asia with a particular emphasis on the ROK or PRC, we are not limited to these jurisdictions and may consummate a business combination with a target business in any other country. If we acquire a company outside of the ROK or PRC, we would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•	rules and regulations or currency conversion or corporate withholding taxes on dividend payments to individuals;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	currency and exchange rate fluctuations;

•	challenges in collecting accounts receivable;

•	cultural and language differences; and

•	employment regulations.

If we were unable to do adequately address these additional risks, our operations might suffer.

Risks related to operations in the ROK and PRC

Business combinations with companies with operations in the ROK or PRC entail special considerations and risks.

Business combinations in the ROK

If we are successful in completing a business combination with a target business with operations in the ROK, we will be subject to, and possibly adversely affected by, the following risks:

After a business combination, substantially all of our assets may be located in the ROK and therefore, substantially all of our revenue may be derived from our operations in the ROK. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the ROK.

If we acquire a target business in the ROK, substantially all of our operations and assets will be located in the ROK. As a result, we are subject to political, economic, legal and regulatory risks specific to the ROK.

From early 1997 until 1999, the ROK experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent. However, the economic indicators in recent years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the recent subprime mortgage financial crisis in the United States, the general weakness of the global economy and the sporadic occurrence of avian flu in Asia and other parts of the world and the risk of its widespread outbreak have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on the ROK’s economy include:

•	financial problems or lack of progress in restructuring of Korean conglomerates called chaebols, other large troubled companies, their suppliers or the financial sector; and

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	a slowdown in consumer spending and the overall economy;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including fluctuation of the U.S. dollar, Japanese Yen or the RMB), interest rates and stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•

adverse developments in the economies of countries that are important export and import markets for the ROK, such as the United States, Japan and the PRC, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to the PRC) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the ROK to the PRC or other Asian countries);

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the ROK and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the ROK;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and the United States.

If we acquire a target business in the ROK, the ROK’s economic, political and social conditions, as well as government policies, could affect our business.

If we acquire a target business in the ROK, that jurisdiction’s economic, political and social conditions, as well as government policies, could affect our business. The ROK economy differs from the economies of most developed countries in several respects. Although the ROK economy has become one of the world’s largest economies, for most of the country’s history, the economy has been centrally planned by the ROK government and many aspects of such centralized control remain today. The ROK government still plays a significant role in regulating various aspects of the economy, including coordinating industrial policy, establishing import restrictions and foreign exchange regulations, and overseeing the financial services sector. In most cases, the government is significantly more involved in the economy than that of other developed countries. The significant government involvement in the ROK economy may be detrimental to our business, results of operations and prospects.

Escalations in tensions with North Korea could have an adverse effect on us and could severely impact our operations in the ROK.

Relations between the ROK and North Korea have been tense throughout the ROK’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the ROK, the United States, North Korea, China, Japan and Russia have held numerous rounds of six-party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. Partly in response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide emergency energy assistance of 50,000 tons of heavy fuel oil to North Korea in the initial phase.

There can be no assurance that the February 2007 accord will be implemented as agreed or the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between the ROK and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact the Korean economy and our business.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the economies in other countries, including the ROK.

A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in the Korean economy. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on our business.

Because the rights of shareholders under Korean law differ from those under the laws of some other jurisdictions, we may have difficulties protecting our shareholder rights compared to shareholders in some other jurisdictions.

The target business’ corporate affairs will be governed by its articles of incorporation, the law under which the target business is organized, and other various applicable laws in the ROK, which will depend upon the industry type, the businesses engaged by the target business and whether or not the target business is listed on the Korea Exchange in the ROK. Certain rights of shareholders and the responsibilities of management and the members of the board of directors under Korean laws are different from those applicable to a corporation incorporated in another jurisdiction. As such, the target business may not be able to receive legal implementation and interpretation as in other jurisdictions and remedies may not be available outside of the ROK. Therefore, shareholders of Korean companies may have more difficulty in protecting their interest in connection with actions taken by management or members of the board of directors than they would as shareholders in some other jurisdictions.

The ability of our Korean operating company to pay dividends to us may be limited by the restrictions imposed by Korean law.

We may rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations. Current regulations in the ROK would permit our operating company in the ROK to pay dividends to us only out of its distributable income, which is determined in accordance with Korean accounting standards and regulations. If our operating company in the ROK incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Because the ROK does not have a tax treaty with the Cayman Islands, there will be a Korean withholding tax at the rate of 27.5% (including residential surtax) on dividends to be paid by a Korean operating company and therefore, the dividends we may pay to our shareholders following a business combination will be decreased to such extent.

According to the ROK’s tax laws, any dividends that are distributed by a Korean company to a foreign shareholder that does not have a permanent establishment in the ROK will be subject to Korean withholding tax at the rate of 27.5% or a reduced tax rate if there is an applicable tax treaty. Given that we are incorporated in the Cayman Islands, which does not have an effective tax treaty with the ROK, if we do not reincorporate into another jurisdiction at the time of our initial business combination which has an effective tax treaty with the ROK, any dividends that will be distributed to us by a Korean operating company that we acquire in our initial business combination will be taxed at the rate of 27.5%. Therefore, such considerations will reduce the return to investors and may adversely impact our ability to use our cash flow.

If we are deemed to have a “place of effective management” in Korea, we will be treated as a Korean company for the purpose of Korean corporate income tax with regards to our worldwide income.

Under the Corporate Income Tax Law (“CITL”) as amended on December 31, 2005, a corporation having a “place of effective management” in Korea will be treated as a “Korean company” for the purpose of Korean corporate income tax. However, the CITL does not clearly define what constitutes “place of effective management” and, to date, there has not been any court precedent. If we are deemed to have a “place of effective management” in Korea, we will be required to file annual corporate income tax returns with the Korean tax authorities and be subject to Korean corporate income tax. Currently, the applicable rates are 14.3% for taxable income up to first 100 million Korean Won and 27.5% for taxable income exceeding 100 million Korean Won. The Ministry of Strategy & Finance has recently announced its plan to reduce the current corporate income tax rates under the CITL, and if the amendment is made as planned, the applicable rates will be 12.1% (11% effective from 2010) for taxable income up to first 200 million Korean Won and 24.2% (22% effective from 2010) for taxable income exceeding 200 million Korean Won effective from 2008.

Taxable income would include any worldwide income, such as dividends we receive from our Korean operating company and any interest income earned outside of Korea. If we are required to pay Korean corporate income tax, it may reduce our cash flow and negatively impact the returns to investors.

If we are deemed to have a “permanent establishment” in Korea, we will be subject to Korean corporate income tax with regards to any Korean source income attributable to or effectively connected with such permanent establishment.

If we are deemed to have a “permanent establishment” as defined under Korean tax law, we would be required to file annual corporate income tax returns with the Korean tax office and be subject to Korean corporate income tax. Currently, the applicable rates are 14.3% for taxable income up to 100 million Korean Won and 27.5% for taxable income exceeding 100 million Korean Won.

Taxable income includes any Korean source income attributable to or effectively connected with such permanent establishment, such as dividends we receive from our Korean operating company. If we are required to pay Korean corporate income tax, it may reduce our cash flow and negatively impact the returns to investors.

If we acquire more than 50% of a Korean operating company, we will be subject to the deemed acquisition tax under Korean tax law.

Under the Local Tax Law of Korea, if we acquire more than 50% of an unlisted Korean company or a Korean company whose shares are listed on the KOSDAQ Market of the Korea Exchange, we will be subject to the deemed acquisition tax. Certain assets owned by the Korean operating company, such as real estate, automobiles, and country club memberships, will be subject to a tax of approximately 2.2% which is calculated on the net book value of such assets multiplied by our shareholding ratio of the Korean subsidiary. If we are subject to the deemed acquisition tax under Korean tax law, this may increase the cost of completing our initial business combination and negatively impact investor returns.

If we acquire more than 50% of a Korean operating company, we may be subject to the secondary tax liability under Korean tax law.

Under the National Tax Basic Law, if we acquire more than 50% of an unlisted Korean company or a Korean company whose shares are listed on the KOSDAQ Market of the Korea Exchange and the company is unable to meet its national tax obligations with its assets, we will be subject to the secondary tax liability for any taxes accrued during the period we hold our shares. Under the Local Tax Law of Korea, assuming we hold more than 50% of the Korean operating company, we may also be subject to the secondary tax liability if the operating company fails to pay its local taxes. The secondary tax liability is equal to the amount of unpaid taxes multiplied by our shareholding ratio of the Korean operating company. There is no assurance that we will not be subject to such tax liabilities or that we will acquire an operating company that will have sufficient cash flow to cover such potential tax liabilities.

Under Korean tax law, any transaction we enter into with our Korean operating company or its affiliated entities may be subject to transfer pricing rules and the review by Korean tax authorities.

Under Korean tax law, if any transaction we enter into with our Korean operating company or its affiliated entities is not deemed to be on an arm’s-length basis, the Korean tax authorities may disallow any tax savings, adjust the terms and conditions of the transaction, and will have the authority to assess tax penalties, including interest on the late remittance of any applicable taxes. If we are found to be in violation of any transfer pricing regulations, this may significantly increase our possible future taxes and thus reduce our net income and the return to our shareholders.

If the ROK enacts regulations in our target business’ proposed industry segments which forbid or restrict foreign investment, our ability to consummate a business combination could be severely impaired.

Many of the rules and regulations that companies face in the ROK are not explicitly or clearly communicated. If new laws or regulations forbid foreign investment in industries in which we want to complete a business combination, they could severely limit the candidate pool of potential target businesses. Additionally, if the relevant authorities find us or the target business with which we ultimately complete a business combination to be in violation of any existing or future laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

Korean regulations on foreign investment may limit our ability to consummate a business combination.

We will initially be subject to restrictions and approval requirements in connection with structuring and completing a transaction to acquire a business in the ROK that will comply with Korean law. There are certain investment limits that apply not only to foreign investors but also generally to all investors if the investments are made in the financial institutions sector amongst others. In addition, certain Korean companies are subject to foreign ownership limitations based on the laws specifically applicable to such companies. There is no single law that sets forth a common rule on foreign ownership limitations nor is there a centralized enforcement authority in this regard. Each of the relevant laws sets forth specific foreign ownership limitations using its own terminology as well as different ceilings in order to serve the purposes of that specific law. Examples of such companies subject to the foreign ownership limitations are the Korea Electric Power Corporation, Korean Gas Corporation, telecommunication companies, broadcasting companies, newspapers, defense related industries and airline companies.

With respect to the financial services sector, regulations may prohibit us from acquiring a controlling interest in certain financial institutions. We may be deemed to be a single foreign shareholder thus potentially prohibiting an investment in designated financial services industries.

Fluctuation in foreign exchange rates in the ROK may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination, substantially all revenues and income will likely be received in Korean Won. Thus, the U.S. dollar equivalent of our net assets and distributions, if any, would be adversely affected by the depreciation of the Korean Won. To the extent that we need to convert U.S. dollars into Korean Won for our operations, appreciation of Korean Won against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Korean Won into U.S. dollars for our business purposes and the U.S. dollar appreciates against the Korean Won, the U.S. dollar equivalent of the Korean Won we convert would be reduced. We do not expect to engage in foreign exchange hedging transactions and therefore there can be no assurance that a significant depreciation of the Korean Won against foreign currencies, or a decrease in the amount of revenues earned in foreign currencies, would not cause the target business to experience foreign exchange losses and have a material adverse effect on its results of operations.

Korean corporate law and securities regulations may restrict our ability to structure an initial business combination with a Korean operating company.

In connection with an initial business combination in Korea, it may be necessary for the Korean target company to issue new shares to us. Under Korean corporate law, a board resolution is usually sufficient for a company to issue new shares unless its articles of incorporation state otherwise. However, unless (i) the new shares are subscribed by the company’s existing shareholders in accordance with its preemptive rights, such as a shareholder allotment offering, or (ii) the articles of incorporation allows for a capital increase via a third-party allotment, a special shareholders resolution will be required to allow such third-party allotment.

Currently, there are no restrictions on the issuance price per share in connection with shareholder allotment offerings. However, if the issuance price is below par value, we will be required to obtain a special shareholders resolution and we will need to obtain court approval and meet other requirements in the case of an unlisted company. In the case whereby the Korean operating company issues new shares via a third-party allotment, the price per share must be deemed to be fair market value. We may need to obtain a fairness opinion by a third party appraiser if challenged as to the fairness of the contemplated transaction.

If we acquire a Korean company listed on the Korea Exchange, we may be subject to regulatory oversight under the Securities and Exchange Law of Korea (the “SEL”). According to the SEL, a public offering of securities in Korea requires the registration of the issuing party and a registration statement for the offering, unless exempted under certain conditions. Generally, an offering involving 50 or more offerees, excluding certain exempted investors, is considered a public offering. In addition, if any investor who, together with any related persons (i.e., affiliates and persons acting in concert), acquires 5% or more of the total outstanding shares of a listed company outside the Korea Exchange from 10 or more shareholders during any six-month period, such investor will be required to make a public tender offer. Given these stipulations that may affect the structuring of an acquisition, Korean securities regulations may significantly impact our ability to consummate our initial business combination and to identify an attractive acquisition target.

Possible adverse Korean tax implications to the shareholders of a Korean target business may limit our ability to structure and complete our initial business combination.

In connection with an initial business combination in Korea, if the existing shareholders of the Korean target company sell their shares to us for cash or in exchange for newly issued shares, the sellers would be subject to capital gains and securities transaction taxes in connection with such sale under Korean tax law. The adverse tax implications on the selling shareholders may limit our ability to structure and complete our initial business combination.

If the seller is a Korean resident individual, the shareholder may be subject to capital gains tax ranging from 11% to 33%, depending upon the size of the Korean operating company and the shareholding status (i.e., length of the shareholding period and the shareholding ratio). If the seller is a Korean corporation, it will be subject to capital gains tax at the rate of 14.3% for taxable income up to 100 million Korean Won and 27.5% for taxable income exceeding such amount. If the seller is a non-resident individual or foreign corporation having no permanent establishment in Korea, the selling shareholder will be subject to a withholding tax equal to the lesser of 11% of sale proceeds or 27.5% of capital gains unless exempted by an applicable tax treaty.

The selling shareholders will also be subject to a securities transaction tax at the rate of 0.5% (or 0.3% for shares traded on the Korea Exchange) of the sale proceeds. If the seller is a non-resident individual or foreign corporation having no permanent establishment in Korea, we (or any other withholding agent under Korean tax law such as a securities company) will be required to withhold the applicable securities transaction tax and remit payment to the relevant district tax office.

We may be subject to Korean reporting requirements under the Foreign Exchange Transaction Law.

Any transaction involving Korean Won or a non-resident is subject to restrictions and reporting requirements under the Foreign Exchange Transaction Law and its subordinate regulations (collectively, the FETL). Therefore, the structuring and completion of a business combination in the ROK (including, without limitation, a stock swap between us and a Korean target business) may be restricted or subject to reporting requirements (which in some cases are de facto approval processes). Also, under the FETL, if the Korean government deems that certain emergency circumstances, including but not limited to sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose additional restrictions as it deems necessary. Thus, we may be restricted in completing our initial business combination and the subsequent repatriation of any profits and dividends generated by our Korean operating company.

We may be subject to Korean reporting requirements under various laws of the ROK, in particular, the Monopoly Regulation and Fair Trade Law.

While there are various reporting requirements in connection with a business combination in the ROK, such as foreign direct investment report under the Foreign Investment Promotion Law, they are mostly routine filing requirements without any significant review by government authorities. However, the report pursuant to the Monopoly Regulation and Fair Trade Law is subject to substantive review by the Korean Fair Trade Commission. It is required if (i) either the acquiror or the target has assets or annual revenues (including affiliates) of at least 100 billion Korean Won, (ii) the counter party to the transaction has assets or annual revenues of at least 20 billion Korean Won, and (iii) the acquiror acquires 20% or more of the target company’s voting shares (or 15%

or more of the target company’s voting shares in case of a company listed on the Korea Exchange). We may be subject to filing requirements under the Monopoly Regulation and Fair Trade Law and, if so, we cannot be assured that our business combination will be approved by the Korean Fair Trade Commission.

Business combinations in the PRC

If we are successful in completing a business combination with a target business with operations in China, we will be subject to, and possibly adversely affected by, the following risks:

After a business combination, substantially all of our assets may be located in the PRC and substantially all of our revenue may be derived from our operations in the PRC. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in such country.

If we acquire a target business in the PRC, that jurisdiction’s economic, political and social conditions, as well as government policies, could affect our business. For instance, the PRC economy differs from the economies of most developed countries in many respects. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. If the economic, political or legal systems of the jurisdiction of the target business we acquire develop in a way that becomes detrimental to our business, it may adversely impact our results of operations and prospects.

If relations between the United States and the PRC deteriorate, potential target businesses or their goods or services could become less attractive.

The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. For instance, if the United States imposes new short-term quotas on Chinese imports, such import quotas may adversely affect political relations between the two countries and result in retaliatory countermeasures by the PRC in industries that may affect our ultimate target business. Relations may also be compromised if the United States becomes a more vocal advocate of Taiwan or proceeds to sell certain military weapons and technology to Taiwan. Relations may also be compromised if either the PRC government or the Taiwan government unilaterally alters the current political status quo between Taiwan and the Chinese mainland. Changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause potential target businesses or their goods and services to become less attractive.

We face risks related to health epidemics and other outbreaks, which could adversely affect our operations.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic. From time to time, there have been reports on the occurrences of avian flu in various parts of the PRC, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in the PRC or elsewhere in Asia may have a material and adverse effect on our business operations.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed which could materially and adversely impact our profitability following a business combination.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Imposition of similar restrictions may lead to a slowing of economic growth and decrease the interest in the services or products we may ultimately offer leading to a material and adverse impact on our profitability.

Any devaluation of currencies used in the PRC could negatively impact our target business’ results of operations and any appreciation thereof could cause the cost of a target business as measured in dollars to increase.

Because our objective is to complete a business combination with a target business likely to have its primary operating facilities located in the PRC, and because substantially all revenues and income following a business combination would be received in a foreign currency such as Renminbi, the main currency used in the PRC, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by fluctuations in the value of the Renminbi. The value of foreign currency fluctuates and is affected by, among other things, changes in political and economic conditions. To the extent that we need to convert U.S. dollars into Chinese currency for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert Renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of such currency we convert would be reduced.

The conversion of Renminbi into foreign currencies such as the U.S. dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Historically, the PRC “pegged” its currency to the U.S. dollar. This meant that each unit of Chinese currency had a set ratio for which it could be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. Many countries argued that this system of keeping the Chinese currency low when compared to other countries gave Chinese companies an unfair price advantage over foreign companies. Due to mounting pressure from other countries, the PRC recently reformed its economic policies to establish a floating value for its currency. Since July 21, 2005, Renminbi has been pegged to a basket of currencies, and permitted to fluctuate within a managed band. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could cause the cost of a target business as measured in dollars to increase. Further, target companies may be adversely affected since the competitive advantages that existed as a result of the former policies will cease.

If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, for our future import and export of technologies, we could be subject to sanctions.

The PRC imposes controls on technology import and export. The term “technology import and export” is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology requires either approval by, or registration with, the relevant PRC governmental authorities. We can make no assurances that we will successfully obtain such approval or complete such registration.

If our Chinese subsidiaries are found to be in violation of PRC laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of the PRC, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. Any of these sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and result of operations.

If the PRC government finds that the potential future agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be deemed to have violated the PRC laws and regulations. As a result, we could be subject to significant penalties or be forced to relinquish our interests in those operations.

PRC regulations currently prohibit or restrict foreign ownership in certain industries. All foreign investments in the PRC will be subject to the examination and approval of the authority of the MOFCOM or its counterparts at local levels. Under PRC law, a foreign-invested enterprise’s (the “FIE”) permitted scope of industry is particularly influenced by the Catalogue for Guidance of Foreign Investment Industries (the “CGFII”, the latest version, issued by the State Development and Reform Commission and the MOFCOM, came into effect on December 1, 2007). In the CGFII, industries for foreign investment are classified into four categories, i.e., the encouraged, the permitted, the restricted and the prohibited. The encouraged, restricted and prohibited industries are specifically listed in the CGFII; industries not specified in the CGFII are regarded as permitted. If we or any of our potential future subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited) the relevant PRC regulatory authorities might have the discretion to:

•	revoke the business and operating licenses of possible future PRC subsidiaries or affiliates;

•	confiscate relevant income and impose fines and other penalties;

•	discontinue or restrict possible future PRC subsidiaries’ or affiliates’ operations;

•	require us or possible future PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

•	restrict or prohibit our use of the proceeds of the IPO to finance our businesses and operations in the PRC;

•	impose conditions or requirements with which we or possible future PRC subsidiaries or affiliates may not be able to comply; or

•	prohibit possible future PRC subsidiaries or affiliates from returning the investments and profits to us.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material and adverse effect on our operations.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. We thus cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on our ability to conduct our business.

If the PRC enacts regulations in our target business’ proposed industry segments which forbid or restrict foreign investment, our ability to consummate a business combination could be severely impaired.

Many of the rules and regulations that companies face in the PRC are not explicitly or clearly communicated. If new laws or regulations forbid foreign investment in industries in which we want to complete a business combination, they could severely limit the candidate pool of potential target businesses. Additionally, if the relevant authorities find us or the target business with which we ultimately complete a business combination to be in violation of any existing or future laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

After we consummate a business combination, our operating company in the PRC may be subject to restrictions on dividend payments.

After we consummate a business combination, we may rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations. Current regulations in the PRC would permit our operating company in the PRC to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating company in the PRC will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated distributable after-tax profits each year as reserve funds. Such cash reserve may not be distributed as cash dividends. In addition, if our operating company in the PRC incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

There are procedural requirements with regards to the acquisition of the equity or assets of a state-owned enterprise under PRC law. If we are unable to comply with these requirements in a timely manner, we may be forced to abort such acquisition.

Our possible future PRC targets may include stated-owned enterprises, or SOEs. Under PRC law, any disposal of the equity or assets from any SOE shall be subject to the approval of the State-owned Assets Supervision and Administration Committee or its local counterparts, or SASAC. The underlying equity or assets must be evaluated and such evaluation shall be approved by or be filed with the SASAC. The actual purchase price shall be no less than 90% of the approved/filed evaluation; otherwise, the transaction may be suspended unless specific approval from the SASAC is secured.

In addition, under current PRC law, the purchase by a foreign investor like us of the equity or assets from an SOE is subject to a public bidding process on an open properties exchange unless specifically exempted by the SASAC.

We may be unable to secure all the necessary approvals, confirmations and/or filings with the SASAC. We also may not succeed in the public bidding process on an open properties exchange if we pursue an acquisition of the equity or assets of an SOE. If we fail to obtain these approvals or succeed in public bidding, we may not be able to consummate the acquisition of a SOE.

As a result of merger and acquisition regulations implemented on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that we may not be able to complete a transaction.

On August 8, 2006, the Ministry of Commerce, together with several other government agencies, promulgated a comprehensive set of regulations governing the approval process by which a foreign investor may acquire assets or equity interests in a Chinese enterprise and by which a Chinese company may obtain public trading of its securities on a securities exchange outside the PRC, which became effective on September 8, 2006. Although there was a complex series of regulations in place prior to August 8, 2006 that were administered by a combination of provincial and centralized agencies, the new regulations have largely centralized and expanded the approval process to the Ministry of Commerce (MOFCOM), the State Administration of Industry and Commerce (SAIC), the State Administration of Foreign Exchange (SAFE) or its branch offices, the SASAC, and the China Securities Regulatory Commission (CSRC). Depending on the structure of the transaction, these regulations will require the Chinese parties to make a series of applications and supplemental applications to the aforementioned agencies, some of which must be made within strict time limits and depending on approvals from one or the other of the aforementioned agencies. The application process requires the presentation of economic data concerning a transaction, including appraisals of the business to be acquired which will permit the government to assess the economics of a transaction in addition to the compliance with legal requirements. If obtained, approvals will have expiration dates by which a transaction must be completed. Also, depending on the industries to which the targeted business belongs, completed transactions must be reported to MOFCOM and some of the other agencies within a short period after closing and be confirmed by such agencies. If the completed transactions are not confirmed, it could render the transaction legally ineffective even if consummated by the parties. In extreme cases, the authorities could suspend or revoke the business license of the Chinese entities and cause an unwinding of the transaction. If the transaction was to be unwound, the consideration paid to the target business would be returned to us and we would then be forced to either attempt to complete a new business combination or we would be required to return any amounts which were held in the trust account to our shareholders and dissolve and liquidate. It is expected that compliance with the regulations will be more time consuming than in the past, will be more costly for the Chinese parties and will permit the government much more extensive evaluation and control over the terms of the transaction. Therefore, acquisitions in the PRC may not be able to be completed because the terms of the transaction may not satisfy aspects of the approval process and may not be completed, even if approved, if they are not consummated within the time permitted by the approvals granted.

Because the September 8, 2006 PRC merger and acquisition regulations permit the government agencies to have scrutiny over the economics of an acquisition transaction and require consideration in a transaction to be paid within stated time limits, we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction.

The regulations have introduced aspects of economic and substantive analysis of the target business and the acquirer and the terms of the transaction by MOFCOM and the other governing agencies through submissions of an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets. The regulations require that in certain transaction structures, the consideration must be paid within strict time periods, generally not in excess of a year. Because the Chinese authorities have been concerned with offshore flips which converted domestic companies into foreign investment enterprises (FIEs) in order to take advantage of certain benefits, including reduced taxation in the PRC, the new regulations require new foreign sourced capital of not less than 25% of the domestic company’s post—acquisition capital in order to obtain FIE treatment. Accordingly, if a sufficient amount of foreign capital is not infused into the domestic company, it will not be eligible to obtain FIE treatment. In asset transactions there must be no harm of third parties and the public interest in the allocation of assets and liabilities being assumed or acquired. These aspects of the regulations will limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, we may not be able to negotiate a transaction with terms that will satisfy our investors and protect our shareholders interests in an acquisition of a Chinese business or assets.

The PRC merger and acquisition regulations of September 8, 2006 have introduced industry protection and anti-trust aspects to the acquisition of Chinese companies and assets which may limit our ability to effect an acquisition.

Under the PRC merger and acquisition regulations, acquisitions of Chinese domestic companies relating to “important industries” that may affect the national economic security or result in the transfer of “actual control” of companies having “famous Chinese brand names” or “well established Chinese brand names” must be reported and approved by the relevant agencies. The merger and acquisition regulations also provide for antitrust review requirements for certain large transactions or transactions involving large companies and roll-up transactions with the same effect in the relevant Chinese market. In addition, certain mergers and acquisitions among foreign companies occurring outside of the PRC could also be subject to antitrust review in the PRC which is similar to United States anti-trust law concepts. The regulations use various economic tests to determine if the transaction has to be reported to MOFCOM which include but are not limited to (i) if any of the parties to the transaction has a turnover in the Chinese market of more than RMB 1,500,000,000, (ii) if in a transaction outside of the PRC, any party thereto has assets in the PRC of more than RMB 3,000,000,000, (iii) if any of the parties to the transaction, before its consummation, control not less than 20% of the Chinese market, (iv) if any of the parties as a result of the transaction will control 25% of the Chinese market, (v) the foreign investor has acquired 10 or more enterprises in related industries in the PRC during the prior year, or (vi) if in a transaction outside of the PRC results in the foreign entities directly or indirectly acquiring 15 or more FIEs in related industries within the PRC. Exemptions may be sought from the MOFCOM and SAIC on the basis that: (i) the transaction will improve market competition, (ii) the transaction will restructure unprofitable entities and ensures employment, (iii) the transaction will introduce high technologies and increase international competitiveness, and (iv) the transaction will improve the environment. Notwithstanding the September 8, 2006, regulations, the Chinese government passed an anti-monopoly law on August 30, 2007 that went into effect on August 1, 2008, which supplemented the above provisions. The law requires checks on mergers or acquisitions of foreign and Chinese enterprises to ascertain whether they will have an effect of eliminating or restricting competition on domestic market of China and whether they affect national security.

Pursuant to the Anti-Monopoly Law, there will be an Anti-Monopoly Law Enforcement Agency to be set up by the State Council in charge of the implementation of the law including the review of anti-trust notifications for the mergers or acquisitions which reach the notification threshold prescribed by the State Council. The State Council is also authorized under the Anti-Monopoly Law to establish an Anti-Monopoly Committee. The relevant regulations of the Anti-Monopoly Law specifying who will be such Agency and Committee and the notification threshold, among others, have not yet been promulgated.

Any transaction that we contemplate will have to comply with these regulations and may require additional approval or abandonment if we are not able to satisfy the requirements of the governmental authorities. When we evaluate a potential transaction, we will consider the need to comply with these regulations which may result in our modifying or not pursuing a particular transaction.

Although the merger and acquisition regulations provide specific requirements and procedures, there are many ambiguities which give the regulators great latitude in the approval process which will cause uncertainty in our ability to complete a transaction on a timely basis.

The merger and acquisition regulations set forth many requirements that have to be followed, but there are still many ambiguities in the meaning of many provisions. Although further regulations are anticipated in the future, until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations. Moreover, the ambiguities give the regulators wide latitude in the enforcement of the regulations and the transactions to which they may or may not apply. Therefore, we cannot predict the extent to which the regulations will apply to a transaction, and therefore, there may be uncertainty in whether or not a transaction will be completed until the approval process is under way or until the preliminary approvals are obtained.

The Ministry of Information Industry (MII) issued regulations that regulate and limit ownership and investment in internet and other value-added telecommunications businesses in the PRC which may limit the type of businesses we will be able to acquire.

On July 13, 2006, the MII issued a notice with the purpose of increasing the regulation of foreign investment in and operations of value added telecom services which includes internet and telecommunications businesses in the PRC. The regulations require Chinese entities to own and control the following: (i) internet domain names, (ii) registered trademarks, and (iii) servers and other infrastructure equipment used to host and operate web-sites and conduct business. The ownership requirements functionally limit foreign direct and indirect ownership and control of the intellectual property of these businesses even when attempted through various parallel control, licensing, use and management agreements. It is anticipated that these regulations will be strictly enforced, and the government has provided that the new regulations apply retroactively and provides for audit procedures. The failure to comply may cause the MII to terminate a telecommunications license or otherwise modify existing agreements or require the disposition of the assets by the foreign entity. Any anticipated foreign investment in such businesses will be subject to prior approval by the MII, and it is expected that approval for investment may not be easily obtained for foreign investment in these businesses unless in strict compliance. Therefore, investment by us in this sector may not be actively pursued because certain assets may not be acquirable and accounting consolidation may be restricted or not permitted as a result of an unfavorable but permitted transaction structure.

Recent regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that may limit or adversely effect our ability to acquire PRC companies.

Regulations were issued on January 24, 2005, on April 8, 2005 and on October 21, 2005, by the SAFE, that will require approvals from, and registration with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The Circular on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which were issued on October 21, 2005 and became effective as of November 1, 2005 repealed the previous January and April SAFE regulations.

Circular 75 requires each Chinese domestic resident, whether a natural or legal person, to complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of an offshore company for the purpose of acquiring assets or equity interests in the PRC and using these assets to seek overseas financing (known as “round-trip investment”). In addition, an amendment to the registration with the local SAFE branch is required to be filed by any Chinese domestic resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company. An amendment to the registration is also required to be filed by such Chinese domestic resident when there is any material change involving a change in the capital of the offshore company. Moreover, Circular 75 applies retroactively. As a result, Chinese domestic residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. For purposes of SAFE registrations required under Circular 75, “Chinese domestic residents” shall include individuals without mainland China identity papers who have habitually lived in China due to economic interest.

On May 29, 2007, SAFE issued updated internal implementing rules (“Implementing Rules”) in relation to foreign exchange registrations made pursuant to Circular 75. Under Circular 75, registration with SAFE is required for any PRC citizen or resident that acquires equity in an offshore special purpose vehicle (“Offshore SPV”) for purposes of attracting overseas financing for a domestic company (“Onshore Company”). The new Implementing Rules may have a significant effect on the registration process as currently undertaken. They also provide for a number of new registration procedures and requirements, some of which could open the doors for SAFE registration of financing structures that have not been permitted previously.

The Implementing Rules include a more detailed list of materials to be submitted in support of traditional Circular 75 registration, including:

•	more detailed information regarding the relevant industry, controlling shareholders and management, and history of the Onshore Company;

•	the Onshore Company’s financial information for the most recent three years;

•	signed financing documents or term sheet; and

•	for registrations by individuals (as opposed to enterprises), audited financial statements of the Onshore Company for the most recently completed audit period.

It remains unclear whether the requirement to provide three years of audited financial statements effectively prevents shareholders of Chinese domestic entities with operating histories of less than three years from completing Circular 75 registration. However, preliminary inquiries with the Beijing branch of SAFE suggest that this may be the case.

In relation to traditional Circular 75 registrations, the Implementing Rules further require the following:

•	approval from central SAFE for the formation or control of an Offshore SPV by a Chinese enterprise other than venture capital enterprises (as opposed to individuals);

•	the Onshore Company is responsible for coordination of the SAFE registrations of its shareholders and reporting of any non-compliance by them by the Onshore Company; and

•	collective registration of employee option plans through an “entrustment arrangement.”

Prior to the issuance of the Implementing Rules, there were no procedures for SAFE registration by PRC citizens or residents who without first establishing an Onshore Company had used offshore funds to set up offshore companies to invest in China. Without such procedures, such transactions could not be undertaken without the risk of violating China’s foreign exchange regulations. Schedule 2 of the Implementing Rules, which permits registration by PRC citizens or residents who inject their “legally owned” offshore assets into an Offshore SPV for the purposes of financing operations in China, potentially provides a channel for registration of this type of transaction. However, in order to complete a Schedule 2 registration, the Offshore SPV must have been in existence for at least two years (or one year in the case of technology or research and development companies). Schedule 3 of the Implementing Rules provides analogous registration procedures for Chinese enterprises wishing to convert a legally established offshore subsidiary into an Offshore SPV. The offshore subsidiary must have been operating for three years prior to converting to an Offshore SPV.

The Implementing Rules also provide additional procedural requirements and clarifications, including:

•

new rules and procedures for the formation or acquisition of a Chinese domestic company by an Offshore SPV. However, proper SAFE registration must have been completed for the Offshore SPV, and the Offshore SPV must have been in existence and operating in compliance with its approved business scope for at least three years;

•

clarifications regarding “remedial registration” for individuals and enterprises that have completed the round-trip investment using an Offshore SPV (meaning that the related Chinese round-trip invested enterprise has obtained its foreign exchange certificate) but failed to properly complete Circular 75 registration. However, if there has been any distribution of dividends or profits, dissolution, transfers of shares, reduction of capital or payment of principal or interest on any shareholder loan since April 21, 2005 without proper Circular 75 registration, the Onshore Company and its controlling shareholders may be subject to fines or other punishment for evasion of foreign exchange regulations prior to completion of remedial registration; and

•	new rules and procedures relating to the remittance of gains of PRC citizens or residents from Offshore SPVs into China.

We understand that SAFE’s current practice is that for Chinese domestic residents who failed to file SAFE registration under Circular 75 as of March 31, 2006 for the existing special purpose overseas company, the dividends remitted by the Chinese subsidiary to its overseas parent since April 21, 2005 will be deemed illegal and a penalty will be imposed on the Chinese company and its actual controlling person(s). In addition, in the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in penalties under PRC foreign exchange administration regulations and liability under PRC law for foreign exchange evasion.

As a Cayman Islands company, and therefore an offshore company for purpose of SAFE regulations, if we purchase the assets or equity interest of a Chinese company owned by Chinese domestic residents, including those which we will generate revenue from and exercise control over through agreements, such Chinese domestic residents who become our shareholders will be subject to registration procedures described in the aforementioned SAFE notice. Moreover, Chinese domestic residents who are already our beneficial shareholders may be required to register with SAFE in connection with their shareholdings in us. Failure of any Chinese shareholders of us to register with SAFE may limit our Chinese subsidiary’s ability to distribute dividends to us.

The M&A Rules, along with foreign exchange regulations discussed in this subsection, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, our prospective target or partner’s ability to remit dividends to us, or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese domestic residents, over whom we may have no control. In addition, such Chinese domestic residents may be unable to complete the necessary approval and registration procedures required by the SAFE regulations. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Because Chinese law will govern almost all of any target business’ material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

We believe that it is highly likely that Chinese law would govern a substantial portion of any target business’ material agreements, some or many of which could be with Chinese governmental agencies. The target business may be unable to enforce any of its material agreements or that remedies will be available within the PRC. The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in the PRC over the past 25 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in the PRC, these laws, regulations and legal requirements are relatively new. Due to the limited volume of published judicial decisions, their non-binding nature, the short history since their enactments, the discrete understanding of the judges or government agencies of the same legal provision, inconsistent professional abilities of the judicators, and the inclination to protect local interest in the court rooms, interpretation and enforcement of PRC laws and regulations involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our business, prospects, financial condition, and results of operations. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in the PRC, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

If we acquire a target business through contractual arrangements with one or more operating businesses in the PRC, such contracts may not be as effective in providing operational control as direct ownership of such businesses and may be difficult to enforce.

The government of the PRC has restricted or limited foreign ownership of certain kinds of assets and companies operating in certain industries. The industry groups that are restricted are wide ranging, including certain aspects of telecommunications, real estate, and heavy equipment manufacturers, for example. In addition there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or having “famous Chinese brand names” or “well established Chinese brand names.” Subject to the review and approval requirements of the Ministry of Commerce and other relevant agencies as discussed elsewhere for acquisitions of assets and companies in the PRC and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted Chinese parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company which may not be subject to the merger and acquisition regulations mentioned above since these types of arrangements typically do not involve a change of equity ownership in a PRC operating company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of Chinese parties who would be our nominees and, therefore, may exempt the transaction from the merger and acquisition regulations, including the application process required thereunder. However, since there has been limited implementation guidance provided with respect to the merger and acquisition regulations, there can be no assurance that the relevant government agency would not apply them to a business combination effected through contractual arrangements. If such an agency determines that such an application should have been made consequences may include ordering the application to be made with proper government agencies, levying fines, revoking business and other licenses, requiring restructure of ownership or operations and requiring discontinuation of any portion of all of the acquired business. These agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under PRC law and regulation. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty enforcing our rights. Therefore these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective and sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by Chinese law and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. Uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control or receive the full economic benefits of full direct ownership over the target business.

Contractual arrangements we enter into with potential future subsidiaries and affiliated entities or acquisitions of offshore entities that conduct PRC operations through affiliates in the PRC may be subject to a high level of scrutiny by the PRC tax authorities.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we enter into with potential future PRC subsidiaries and affiliated PRC entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow any tax savings, adjust the profits and losses of such potential future PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for any such tax savings, or that any of our possible future affiliated entities are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of a shareholder’s investment.

Potential future PRC targets or strategic partners may have previously engaged or may engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.

Possible future targets or strategic partners may have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. If such targets or strategic partners do not receive any necessary licenses or approvals, broaden the authorized business scope or narrow the scope of the activities as appropriate, they may have to cease operations or contract operations to third parties who hold the appropriate licenses. In addition, counterparties to contracts they make when engaging in activities that require licenses may legally default on those contracts if we or the relevant strategic partner do not possess the appropriate licenses. The occurrence of any of these events would have an adverse effect on our business and results of operations.

PRC authorities may refuse to grant any licenses that such PRC targets or strategic partners may seek. For companies that exceeded the scope of their business licenses or permitted activities or operated without a license or needed approval in the past but are now compliant, as well as for any companies that may currently operate without the appropriate license or approval or outside the scope of their business license or permitted activities, the relevant PRC authorities have the authority to impose fines or other penalties, sometimes as much as five to ten times the amount of the illegal revenues and may require the disgorgement of profits or revocation of the business license. Due to the inconsistent nature of regulatory enforcements in the PRC, those potential PRC strategic partners that exceeded the scope of their business licenses or permitted activities or operated without the appropriate licenses or approvals in the past or do so in the future may be subject to the above fines or penalties, including, without limitation, the disgorgement of profits or revocation of the business license of one or more of these companies. These fines or penalties may have a material adverse effect on our business.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination, we will be subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended.

Generally, the foreign exchange earnings of all PRC enterprises, other than those allowed to be retained by PRC enterprises as recurrent exchange income or specifically exempted under the relevant regulations, are to be sold to designated banks. Retained foreign exchange earnings may need to be kept in foreign exchange bank accounts of designated banks.

At present, generally, Chinese enterprises which require foreign exchange for their current account transactions may purchase foreign exchange from designated banks if the application is supported by relevant documents. Furthermore, FIEs that require foreign exchange to pay dividends to their foreign investors may draw funds in their foreign exchange bank accounts kept with designated banks after paying taxes due in respect of the dividends distributed to foreign investors. Should such foreign exchange be insufficient, FIEs may purchase foreign exchange from designated banks.

While foreign exchange control on current account transactions has been relaxed, the drawdown of foreign currency loans by companies, the provision of foreign exchange guarantees, overseas investments and any other types of capital account transactions that involve the purchase of foreign exchange remain subject to the approval of SAFE. Furthermore, the PRC has recently tightened its control on the inbound and outbound remittance of foreign exchange and conversion of foreign currencies into Renminbi in connection with foreign investment in the real estate market.

Individuals who will purchase and remit foreign currencies outward or sell foreign currencies, must comply with the Regulations of Foreign Exchange Control on Individuals issued by the People’s Bank of China on December 25, 2006, and effective from February 1, 2007 and its implementation rules, issued by SAFE on January 5, 2007 and effective on February 1, 2007.

Failure to comply with foreign exchange rules, including Circular 75, which is discussed above in details, may restrict the individuals’ conversion of foreign currencies into or from Renminbi and subject them to a fine.

The PRC regulatory authorities may impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

The new PRC Enterprise Income Tax Law and its implementation rules eliminate the exemptions within the PRC regarding withholding taxes on outgoing dividends. Our Chinese subsidiaries will be required to deduct Chinese withholding taxes from dividends they pay to us, which could significantly impact our return to our shareholders.

With the introduction of the new PRC Enterprise Income Tax Law and its implementation rules (effective as of January 1, 2008), beginning from January 1, 2008, the PRC resumed imposition of a withholding tax at 10% on outgoing dividends paid by FIEs unless there is a tax treaty between the PRC and the foreign investor’s home country/jurisdiction that would reduce the withholding tax rate to one lower than 10%. Such changes in tax laws or interpretation of tax laws by the government could significantly impact our return to the investors.

The PRC government has enacted a new law on enterprise income tax, and as it implements this law, the tax benefits provided to foreign investors and companies to encourage development within the country may be reduced or removed resulting in expenses may raise impacting margins and net income.

On March 16, 2007, the NPC, approved and promulgated a new tax law: the PRC Enterprise Income Tax Law or the New Tax Law. In December 2007, the State Council issued a series of rules and circulars for implementing the New Income Tax Law, including the Rules for the Implementation of the New Income Tax Law issued on December 6, 2007, the Circular of the State Council Concerning the Implementation of Transitional Preferential Enterprise Income Tax Policies, Guo Fa [2007] No. 39, issued on December 26, 2007 (the “State Council No. 39 Notice”), and the Circular of the State Council Concerning the Transitional Preferential Tax Benefits for Newly-established High and New Technology Enterprises in Special Economic Zones and Shanghai Pudong New Area, Guo Fa [2007] No. 40., issued on December 26, 2007. The above-mentioned implementation rules and two circulars all took effect on January 1, 2008.

Under the New Income Tax Law, FIEs and domestic companies are subject to a uniform income tax rate of 25%. The New Income Tax Law provides a five-year transition period starting from January 1, 2008 for those FIEs which were established before the promulgation date of the New Income Tax Law and which were entitled to a lower tax rate under the then-effective tax law. The tax rate of such enterprises may gradually transition to the uniform tax rate of 25% within the five-year transition period pursuant to the State Council No. 39 Notice. In particular, FIEs which were eligible for the reduced 15% income tax rate will be allowed to pay enterprise income tax at 18% in 2008, 20% in 2009, 22% in 2010 and 24% in 2011; beginning from 2012, these FIEs will be required to pay enterprise income tax at 25%. Those enterprises enjoying the Tax Holidays may continue to enjoy such Tax Holidays until their expiration. If the Tax Holiday has not yet started because the FIE in question still suffers from losses, such Tax Holiday will be deemed to commence from year 2008. While the New Tax Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the New Tax Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. We may not qualify as a high technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the New Tax Law, a company’s effective tax rate may increase, unless it is otherwise eligible for preferential treatment.

Pursuant to the New Income Tax Law and its implementation rules, effective January 1, 2008, the PRC imposes a 10% withholding tax on outgoing dividends, interest, royalties and capital gains, unless the applicable bilateral tax treaties would reduce the withholding tax on outgoing dividends, interest and royalties other than capital gains to a lower rate (in certain cases, the withholding tax rate on outgoing interest has been reduced to 7%, royalties to 6% and dividends as low as 5%).

Additionally, the New Tax Law has introduced the concept of “resident enterprises” and corresponding tax liability on resident enterprises’ worldwide income. With this new tax concept and corresponding tax liability on resident enterprises’ worldwide income, an overseas holding/parent company should avoid having its management functions performed within the PRC. Pursuant to the implementation rules of the New Tax Law, an offshore holding company could be deemed to have an effective place of management in the PRC and accordingly be deemed as a resident enterprise if its management organization in China maintains substantially overall management and control of the operation, personnel, finance and assets of the offshore holding company.

With the issuance and implementation of the New Tax Law and its implementation rules, the income tax treatment of Chinese subsidiaries may change, which could have a material adverse effect on our financial conditions and results of operations.

Our Chinese subsidiaries are obligated to withhold and pay PRC individual income tax in respect of the salaries and other income received by their employees who are subject to PRC individual income tax. If they fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, they may be subject to certain sanctions and other penalties, which could have a material adverse impact on our business.

Under PRC laws, our Chinese operating company will be obligated to withhold and pay individual income tax in respect of the salaries and other income received by their employees who are subject to PRC individual income tax. Our Chinese subsidiaries may be subject to certain sanctions and other liabilities under PRC laws in case of failure to withhold and pay individual income taxes for their employees in accordance with the applicable laws.

In addition, the PRC State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, employees working in the PRC (which could include both PRC employees and expatriate employees subject to PRC individual income tax) are required to pay PRC individual income tax in respect of their income derived from exercising or otherwise disposing of their stock options. Our Chinese subsidiary will be obligated to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. While tax authorities may advise us that our policy is compliant, they may change their policy, and we could be subject to sanctions.

ITEM 4.	INFORMATION ON THE COMPANY.

Overview

We are a Cayman Islands blank check company organized on December 6, 2007 as an exempted company with limited liability.

We were organized for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. Our efforts in identifying a prospective target business will not be limited to a particular industry or geographic location. We have primarily focused our search for our initial business combination on target businesses that have their principal operations located in Asia with a particular emphasis on the ROK and the PRC.

If we have not completed a business combination by (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if a twelve-month extension is approved by our shareholders, our corporate existence will cease and we will dissolve and liquidate for the purposes of winding up our affairs.

On July 29, 2008, we closed our IPO of 5,000,000 units with each unit consisting of one ordinary share and one warrant, each to purchase one ordinary share at an exercise price of $7.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $50,000,000.

Citigroup Global Markets, Inc. acted as the managing underwriter for the IPO. The securities sold in the IPO were registered under the Securities Act of 1933 pursuant to a registration statement on Form S-1 (No. 333-148378). The Securities and Exchange Commission, or the SEC, declared the registration statement effective on July 23, 2008. Our units began trading on the NYSE Amex on July 24, 2008.

Simultaneously with the consummation of the IPO, we consummated the private sale of 2,455,000 sponsors’ warrants at a price of $1.00 per warrant, generating total proceeds of $2,455,000. The sponsors’ warrants were purchased by Thomas Chan-Soo Kang, our Chief Executive Officer, and Allister George Morrison, our Chairman of the Board. The holders of the sponsors’ warrants agreed that, subject to certain exceptions, the sponsors’ warrants will not be sold or transferred by them until 90 days after the completion of a business combination. The sponsors’ warrants are identical to the warrants underlying the units sold in the IPO except that the sponsors’ warrants (i) are exercisable for cash or on a cashless basis and (ii) will be non-redeemable so long as they are held by the original purchasers of the sponsors’ warrants and their permitted transferees.

$50,005,000, or approximately $10.00 per unit of the proceeds of the IPO and the private placement of the sponsors’ warrants was placed in the trust account at HSBC (London) maintained by Continental Stock Transfer & Trust Company as trustee, acting as trustee. These proceeds include $2.0 million in deferred underwriting discounts and commissions.

Holders of the Company’s units have been able to separately trade the ordinary shares and warrants included in such units since on or about August 27, 2008. The ordinary shares and warrants are quoted on the NYSE Amex under the symbols NHR and NHR.WS, respectively.

Our principal executive offices are located at Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea and the phone number is 822-2198-3330. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Graubard Miller located at 405 Lexington Avenue, New York, New York 10174.

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business combination. We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.

Opportunities in North Asia

The ROK and the PRC are among the largest economies in the world, accounting for approximately 53% of total GDP in Asia excluding Japan. With continued favorable economic fundamentals, the GDP of both countries is expected to record strong growth over the next five years. The ROK’s average annual GDP growth is expected to be 4.1% from 2007 to 2012 while that of the PRC’s is expected to reach 7.8% over the same period (Economist Intelligence Unit).

Coupled with economic development in Asia, there has been an increase in both equity issuances, and M&A activity. For Asia (excluding Japan, Australia and New Zealand) in 2007, equity issuances reached $166.1 billion, while the region recorded over $437 billion of M&A transactions, reaching 10% of the global total for the first time. In the ROK and the PRC, dollar value of M&A transactions have increased from $50 billion in 2003 to more than $185 billion in 2007, representing a compounded annualized growth rate of 39.1%. However, despite the recent M&A trends in the ROK and the PRC, private equity activity has been negligible with total transactions reaching less than 0.1% of GDP in both countries, as compared to over 3.0% for the U.S. and 1.2% for Europe for 2007.

Opportunities in ROK

The Republic of Korea is Asia’s third-largest economy and the 11th largest in the world in terms of nominal gross domestic product (GDP) as of 2006. It has experienced tremendous growth since the Korean War with GDP per capita growing from $100 in 1963 to approximately $19,750 as of 2007. The ROK has exhibited strong historical growth and we believe has significant potential with regards to identifying a target business for the following factors:

•

The ROK continues to be one of the fastest growing developed economies in the world, with its economic growth projected at approximately 5% for 2009 and its nominal GDP expected to increase to approximately $1.29 trillion by 2010 (OECD 2007, Goldman Sachs 2005).

•

The ROK government has been actively deregulating key industries, including financial services, manufacturing and information technology, and has been encouraging investment in future growth sectors, such as renewable energy, biotechnology and nanotechnology.

•

Given its strong education system and technical expertise, the ROK is a global leader in technology with a high rate of investment in research and development and according to the New York Times has become a growth hub for innovative, cutting-edge technologies, such as ubiquitous computing.

•

With the continued globalization of the Korean markets, companies are increasingly seeking to diversify their access to capital, including listing in overseas markets. Some companies with smaller market capitalizations are listing on the United States and European equity markets as they seek to broaden their shareholder base and deepen pools of capital.

•

Additionally, the SPAC structure for target companies in the ROK will potentially allow us to address certain key issues such as management control, compensation for senior officers, and equity dilution.

Given the above factors and our expertise and relationships in the ROK, we believe that we will be able to acquire an operating company with growth potential on reasonable terms.

Opportunities in the PRC

Opportunities for market expansion have emerged for business with operations in the PRC due to certain changes in the PRC’s political, economic and social policies as well as certain fundamental changes affecting the PRC and its neighboring countries. We believe that the PRC represents both a favorable environment for making acquisitions and an attractive operating environment for a target business for several reasons, including:

•

There has been prolonged expansion within the PRC, including GDP growth of approximately 9% on average from 1979 to 2004, including 10.1% in 2004, 9.9% in 2005, 11.1% in 2006, 11.4% in 2007, with a projected rate of 9.8% for 2008 (National Bureau of Statistics of China).

•	The government has increasingly focused on privatizing assets, improving foreign trade and encouraging business and economic activity.

•	The PRC enjoys favorable labor rates and efficient, low-cost manufacturing capabilities.

•

The recent entry of the PRC into the World Trade Organization, the sole global international organization dealing with the rules of trade between nations, will possibly lead to a reduction on tariffs for industrial products, a reduction in trade restrictions and an increase in trading with the United States.

•

The Chinese public equity markets are still developing and domestic IPOs require a significant amount of time and effort often characterized by potentially significant delays, thereby causing Chinese companies to attempt to be listed on the United States equity markets. In 2007, 38.3% of all PRC IPOs (including dual listings), based on the number of IPO transactions, were listed overseas.

•

Given the long regulatory process involved with domestic listings, the SPAC structure may be an attractive option to certain companies in the PRC and may provide an expeditious alternative to accessing the capital markets.

We believe that these factors and others should enable us to acquire a target business with growth potential on favorable terms.

Use of Contractual Arrangements

We may acquire a target business through the use of contractual arrangements that give us effective control over the target business. Such agreements are generally used for acquisitions of target businesses in which the PRC government has restricted or limited foreign ownership. The industry groups that are restricted are wide ranging, including certain aspects of telecommunications, advertising, food production, and heavy equipment manufacturers, for example. In addition there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or having “famous Chinese brand names” or “well established Chinese brand names.” To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company. The agreements would be designed to provide us with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of Chinese parties who would be our nominees. These agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under PRC law and regulation. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights. Therefore these contractual arrangements may not be as effective in providing us with the same economic benefits or control over a target business as would direct ownership.

Business Strategy

We have identified the following criteria and guidelines that we believe are important in evaluating prospective target businesses. While these will be used in evaluating business combination opportunities, we may decide to enter into a business combination with a target business or businesses that do not meet all of the proposed criteria and guidelines.

Growth Oriented

We will seek to acquire companies that we expect to experience substantial growth post-acquisition. We believe that we are well-positioned to evaluate a company’s current growth prospects and opportunities to enhance post-acquisition.

Strong competitive position in industry

We will seek to acquire businesses that have developed leading positions within industries that exhibit strong fundamentals. We will evaluate each industry based on several factors including its growth characteristics, competitive landscape, profitability margins and sustainability. We will also analyze the strengths and weaknesses of target businesses relative to their competitors to identify those best positioned to grow market share and profitability.

Hidden intrinsic value

We will seek situations where we are able to acquire target companies that have unseen value or other characteristics that have been disregarded by the marketplace. We intend to leverage the operational experience and financial acumen of our team to focus on unlocking value others may have overlooked, as a means to generate significant growth post acquisition.

Attractive return on investment

We will seek to identify businesses that will offer an attractive risk-adjusted return on investment for our shareholders. We will look to consummate an acquisition on attractive terms and to use our corporate structure as an asset in negotiations with owners of prospective targets. Financial returns will be evaluated based on both organic cash flow growth potential and an ability to create value through new initiatives such as future acquisitions, repositioning the company, increasing investment in new products or distribution channels and operational restructuring. This potential upside from growth in the business will be weighed against the downside risks inherent in the plan and in the business.

Outstanding management team

We believe that experienced, proven entrepreneurial managers working as a complementary team are a critical component to creating and sustaining long-tem value. We will look for businesses that have management teams with a proven track record for delivering top line growth and bottom line profits, but, in each situation, we will assess opportunities to improve a target’s management team and to recruit additional talent through our extensive network of contacts. We believe that our ability to leverage our team’s extensive experience investing in and managing companies that are in or related to the financial services, technology, media and communications industries provides us with a competitive advantage over competing buyers.

Competitive Strengths

We believe that we possess several competitive strengths to source, evaluate and execute an initial business combination. We believe that the background, operating history and experience of our management team will provide access to a broad spectrum of investment opportunities, and also significantly improve upon the operational and financial performance of a target business.

We believe that we have the following competitive strengths:

Experienced management

We believe, given our management and Board of Directors’ transactional experience and network of contacts, we are well positioned to identify, source, negotiate, structure, and close an initial business combination and subsequently pursue “add-on” acquisitions, joint ventures and other strategic relationships. Collectively, management and our directors have been involved in numerous transactions ranging in size from several million dollars to several billion dollars. With over 75 years of experience in Asia, our management team will seek to capitalize on its experience in leading publicly listed Asian corporations, investment banking, principal investment, and venture capital, as well as the significant contacts of our Chairman, Allister George Morrison, our CEO, Thomas Chan-Soo Kang, and our Board of Directors.

Prior to joining Kang & Company as Executive Chairman in March 2008, Mr. Morrison was a Managing Director of Morgan Stanley and a member of the Firm’s Management Committee. From 2000 to 2007, he was Chairman of Morgan Stanley Asia, based in Hong Kong. From 2002 to February 2006, he was concurrently Chairman and Chief Executive Officer of Morgan Stanley Asia.

Before serving at Morgan Stanley, Mr. Morrison worked for the Jardine Matheson Group, a dominant regional multinational enterprise with a portfolio of businesses in over thirty countries employing over 160,000 people. In 1994, he became Group Managing Director for the Jardine Matheson Group. He was Chairman of Jardine Matheson Ltd. and managing director of Hongkong Land, Dairy Farm, Mandarin Oriental and Jardine Strategic and also held the position of Chairman of the Supervisory Board of Jardine Fleming.

Over his many years in Asia, including living and working in Hong Kong, Australia and the Philippines, Mr. Morrison has built extensive regional contacts in the corporate and government community. He has participated in a number of high level government-sponsored working groups and is an active member of the community in Hong Kong. He is an independent non-executive director of Pacific Basin Shipping Limited, a member of the Bloomberg Asia Pacific Advisory Board, a member of the Board of Grosvenor Group Limited in the U.K., a member of the Hong Kong/European Union Business Cooperation Committee, Vice Chairman of the Harvard Business School Association of Hong Kong, and a Director of the Hong Kong Forum. Previously, he was a non-executive director of China International Capital Corporation (CICC) and a member of the CapitaLand International Advisory Panel, the Law Reform Commission, the Construction Industry Review Committee, and the Hong Kong/US Business Council.

Prior to founding Kang & Company, Ltd., a private-equity firm, in the fall of 2007, Mr. Kang served as the Chairman and Chief Executive Officer of Seoul Securities Company, Ltd. (“Seoul Securities”), a full-service investment bank. He joined Seoul Securities in early 1999, when an investor group led by Soros Fund Management became the largest shareholder of the firm, and resigned from Seoul Securities in the summer of 2007. Seoul Securities has been profitable every year since his becoming the CEO while it had experienced losses for four consecutive years prior to his appointment. Seoul Securities has been one of the more profitable firms in the Korean securities industry, as measured by return on equity, since his becoming the Chief Executive Officer. During his tenure, Seoul Securities’ market capitalization grew from approximately $400 million to $1.7 billion, and its equity rose from approximately $200 million to approximately $600 million, despite returning approximately $200 million to shareholders. He led the acquisition of Seoul Asset Management Co., Ltd. (formerly Hanil Investment Trust Management Co., Ltd.), a leading asset management company in the ROK, and Seoul Futures Co., Ltd. (formerly Cheil Futures Co., Ltd.), a leading derivatives company in the ROK. Mr. Kang also established Seoul Z Partners and oversaw its investment operations, one of the first Korean private-equity operations. After Soros Fund Management successfully exited its investment in Seoul Securities in late 2005, Mr. Kang became the largest shareholder of Seoul Securities and subsequently sold the firm in late 2006.

Prior to joining Seoul Securities, he was a Managing Director at BT Wolfensohn, an investment bank. He began his career in 1984 at the predecessor firm, James D. Wolfensohn Incorporated, where he worked closely with the Honorable James D. Wolfensohn, the former President of the World Bank, and the Honorable Paul A. Volcker, the former Chairman of the Federal Reserve. At BT Wolfensohn, he specialized in mergers and acquisitions advisory work. He was also involved in venture capital investments at James D. Wolfensohn Incorporated.

Mr. Morrison and Mr. Kang share a growth-oriented investment philosophy with our Board of Directors and advisors. Although none of our officers or directors is currently, or has been, associated with other special purpose acquisition companies or other entities with business plans similar to ours, we believe the complementary perspectives and successful working history of our team provides us with an advantage in identifying target businesses where we believe we can unlock and create significant value over time. We will employ a pro-active acquisition strategy focused on companies that have demonstrated a potential for future growth or companies for which our management team believes we can be the catalyst to accelerating the target business’ growth. Our acquisition selection process will also leverage our team’s extensive network of industry, private equity and venture capital sponsor relationships as well as relationships with management teams of public and private companies, investment bankers, attorneys and accountants that we believe should provide us with significant business combination opportunities.

Established comprehensive deal-sourcing network

We attempt to maximize our potential target investments by proactively approaching Kang & Company, Ltd.’s, as well as our officers’ and directors’, extensive network of contacts including private equity and venture capital sponsors, executives of public and private companies, merger and acquisition advisory firms, investment banks, capital markets desks, lenders and other financial intermediaries. We believe the prior investment experience and track record of our team will give us a competitive advantage when sourcing potential initial business combination opportunities.

Disciplined investment process

We employ a disciplined approach to identifying, evaluating, and negotiating with potential target businesses and focus our efforts on selecting what we believe is the best opportunity or opportunities for an initial business combination. Our due diligence includes analyses to determine our view of the future performance of the target business in relation to its acquisition price. Specific areas we consider, among others, include micro and macroeconomic trends and competitive forces that impact the business and the industry, historical and projected financial results, operational performance and a qualitative analysis of company management.

Value enhancing operational expertise

We focus on identifying target businesses where we believe significant value can be created through the implementation of operational improvements. As investors, our team has historically focused on a small number of portfolio companies where they believed they could add substantial value in areas such as recruiting entrepreneurial management teams, aggressively investing in the introduction of new products and services and changing the portfolio company’s pricing and/or cost structure.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any operations until we consummate our initial business combination. We intend to utilize the cash proceeds of the IPO and the private placement of the sponsors’ warrants, our capital shares, debt or a combination of the foregoing as the consideration to be paid in our initial business combination. If we engage in a business combination with a target business using our capital stock and/or debt financing as the consideration to fund the combination, proceeds from the IPO and the private placement of the sponsors’ warrants will then be used to undertake additional acquisitions or to fund the operations of the target business on a post-combination basis. We may engage in a business combination with a company that does not require significant additional capital but is seeking a public trading market for its shares, and which wants to merge with an already public company to avoid the uncertainties associated with undertaking its own public offering. These uncertainties include time delays, compliance and governance issues, significant expense, a possible loss of voting control, and the risk that market conditions will not be favorable for an initial public offering at the time the offering is ready to be sold. We may seek to effect a business combination with more than one target business, although our limited resources may serve as a practical limitation on our ability to do so.

We do not anticipate consummating a business combination with an entity that is affiliated with any of our officers, directors or founders and have not given any consideration towards entering into such a transaction. We also do not anticipate (i) entering into a business combination with a target business that is, or has been within the past five years, affiliated with any of our officers, directors, founders, special advisors or their affiliates, including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals; or (ii) entering into a business combination where we acquire less than 100% of a target business and any of our officers, directors, founders or their affiliates acquire the remaining portion of such target business. However, we are not restricted from entering into any such transactions and may do so if (x) such transaction is approved by a majority of our disinterested independent directors and (y) we obtain an opinion from an independent investment banking firm that is a member of FINRA that the business combination is fair to our unaffiliated shareholders from a financial point of view. We expect that any such opinion would be included in our proxy soliciting materials furnished to our shareholders in connection with the business combination, and that such independent investment banking firm will be a consenting expert. As the opinion will likely be addressed to our Board of Directors for their use in evaluating the transaction, we do not anticipate that our shareholders will be entitled to rely on such opinion. However, as the opinion will be attached to, and thoroughly described in, our proxy soliciting materials, we believe investors will be provided with sufficient information in order to allow them to properly analyze the transaction. Accordingly, whether the independent investment banking firm allows shareholders to rely on their opinion will not be a factor in determining which firm to hire.

Prior to completion of a business combination, we will seek to have all vendors, lenders, service providers, prospective target businesses or other entities, which we refer to as potential contracted parties or a potential contracted party, that we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. In the event that a potential contracted party was to refuse to execute a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute a waiver. Examples of instances where we may engage a third party that refused to execute a waiver would be the engagement of a third party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. If a potential contracted party refuses to execute a waiver, then Thomas Chan-Soo Kang and Kang & Company, Ltd. will be liable to cover the potential claims made by such party for services rendered and goods sold, in each case to us, but only if, and to the extent, that the claims would otherwise reduce the proceeds in the trust account payable to our public shareholders in the event of a liquidation. However, if a potential contracted party executes a valid and enforceable waiver, then neither Mr. Kang nor Kang & Company, Ltd. will have any liability as to any claimed amounts owed to a contracted party.

Subject to the requirement that a target business or businesses have a collective fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) at the time of the execution of a definitive agreement for our initial business combination, we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

Sources of target businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses they think we may be interested in on an unsolicited basis, since many of these sources will have read our IPO prospectus and know what types of businesses we are targeting. We may pay a finder’s fee to such unaffiliated sources, in our discretion, whether or not we solicited them to bring target businesses to our attention. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account.

Although it is possible that we may pay finder’s fees in the case of an uncompleted transaction, we consider this possibility to be extremely remote. In no event, however, will any of our existing officers, directors or shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation (whether in the form of cash, our securities or otherwise) by us or a target business prior to, or for any services they render in order to effectuate, the consummation of a business combination (regardless of the type of transaction that it is).

If we decide to enter into a business combination (i) with a target business that is, or has been within the past five years, affiliated with any of our officers, directors, founders or their affiliates, including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals; or (ii) where we acquire less than 100% of a target business and any of our officers, directors, founders, special advisors or their affiliates acquire the remaining portion of such target business, we will do so only if (x) such transaction is approved by a majority of our disinterested independent directors and (y) we obtain an opinion from an independent investment banking firm that is a member of FINRA that the business combination is fair to our unaffiliated shareholders from a financial point of view.

Selection of a target business and structuring of a business combination

Subject to the requirement that our initial business combination be with one or more target businesses and have a collective fair market value that is at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) at the time of the execution of a definitive agreement for such business combination, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business.

We have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses. In evaluating a prospective target business, our management may consider a variety of factors, including one or more of the following:

•	expected returns on investment relative to the aggregate consideration expected to be paid in a business combination;

•	financial condition and results of operations;

•	growth potential;

•	brand recognition and potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	stage of development of the business and its products or services;

•	degree of current or potential market acceptance of the products or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•	impact of regulation on the business;

•	regulatory environment of the industry;

•	jurisdictions in which the business operates;

•	tax costs associated with a proposed business combination with the business and tax effects of operating in the jurisdictions in which the business operates; and

•	other costs associated with effecting the business combination.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination may be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management to our business objective. In evaluating a prospective target business, we expect to conduct an extensive due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, a review of tax and regulatory matters associated with a business combination with the target business, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete the business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination. We will not pay any finders or consulting fees to members of our management team, or any of their respective affiliates, for services rendered to or in connection with a business combination.

Fair market value of target business or businesses

The target business or businesses with which we combine must have a collective fair market value equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions but including any amounts paid to converting shareholders in connection with the approval of any proposed extension) at the time of the execution of a definitive agreement for such business combination. Accordingly, without taking into account any interest earned on the funds held in the trust account, our initial business combination must occur with one or more target businesses that collectively have a fair market value of at least approximately $38.4 million. If we acquire less than 100% of one or more target businesses in our initial business combination, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions and any amounts paid to converting shareholders in connection with the approval of any proposed extension, as described above) at the time of the execution of a definitive agreement for such initial business combination. We would acquire less than 100% of a business or businesses if the transaction was still beneficial to our shareholders notwithstanding the fact that we would not be acquiring the entire business or businesses. In the event we structure our initial business combination to acquire less than 100% of the equity interests of a target business, we will not acquire less than a controlling interest in a target business (meaning more than 50% of the voting securities of the target business). We may seek to consummate a business combination with an target business or businesses with a collective fair market value in excess of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) at the time of the execution of a definitive agreement for our initial business combination. If the maximum number of holders seek conversion under the threshold level we are using as described below, we would be required to pay such holders approximately $20.0 million. If this occurred, we would have only approximately $30 million remaining to be used to pay any cash purchase price we may be required to pay in the business combination. We therefore may need to obtain additional financing to consummate such a business combination and have not taken any steps to obtain any such financing.

The fair market value of a target business or businesses will be determined by our Board of Directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, the values of comparable businesses, earnings and cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of FINRA with respect to the satisfaction of such criterion. We expect that any such opinion would be included in our proxy soliciting materials furnished to our shareholders in connection with a business combination, and that such independent investment banking firm will be a consenting expert. As the opinion will likely be addressed to our Board of Directors for their use in evaluating the transaction, we do not anticipate that our shareholders will be entitled to rely on such opinion. However, as the opinion will be attached to, and thoroughly described in, our proxy soliciting materials, we believe investors will be provided with sufficient information in order to allow them to properly analyze the transaction. Accordingly, whether the independent investment banking firm allows shareholders to rely on their opinion will not be a factor in determining which firm to hire. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our Board of Directors independently determines that the target business or businesses has sufficient fair market value to meet the threshold criterion.

Lack of business diversification

While we may seek to effect business combinations with more than one target business, our initial business combination must be with one or more target businesses whose collective fair market value is at least equal to 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) at the time of our execution of a definitive agreement for such business combination, as discussed above. Consequently, we expect to complete only a single business combination, although this may entail a simultaneous combination with several operating businesses at the same time. At the time of our initial business combination, we may not be able to acquire more than one target business because of various factors, including complex accounting or financial reporting issues and the need to close all of the transactions simultaneously. For example, we may need to present pro forma financial statements reflecting the operations of several target businesses as if they had been combined historically.

A simultaneous combination with several target businesses also presents logistical issues such as the need to coordinate the timing of negotiations, proxy statement disclosure and closings.

Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if all other factors appear equal. This means that for an indefinite period of time, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating a business combination with only a single entity, our lack of diversification may:

•

subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after a business combination, and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

If we complete a business combination structured as a merger in which the consideration is our stock, we would have a significant amount of cash available to make add-on acquisitions following our initial business combination.

Limited ability to evaluate the target business’ management

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination with that business, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. While it is possible that one or more of our current directors may remain associated in some capacity, whether as a director or otherwise, with us following a business combination, we cannot assure you that any of them will devote their full efforts to our affairs subsequent to a business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Opportunity for shareholder approval of business combination

Prior to the completion of our initial business combination, we will submit the transaction to our shareholders for approval, even if the nature of the acquisition is such as would not ordinarily require shareholder approval under applicable law. If a majority of the ordinary shares voted by the public shareholders are not voted in favor of a proposed initial business combination, we may continue to seek other target businesses with which to effect our initial business combination until the expiration of our permitted time periods.

In connection with seeking shareholder approval of our initial business combination, we will furnish our public shareholders with proxy solicitation materials containing the information we believe would be required by the rules under the Exchange Act if we were a United States reporting company, which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the business.

In connection with the vote required for our initial business combination and the extended period, if any, all of our founders, including all of our officers and directors, have agreed to vote their founders’ ordinary shares in accordance with the majority of the ordinary shares voted by the public shareholders. Our founders have also agreed that they will vote any shares they purchase in the open market in, or after, the IPO in favor of a business combination and the extended period, if any. Thus, additional purchases of ordinary shares by our existing shareholders, including our officers or directors, would likely allow them to exert additional influence over the approval of our initial business combination and the extended period. The factors that would be considered in making such additional purchases would include consideration of the current trading price of our ordinary shares. Another factor that would be taken into consideration would be that any such additional purchases would increase the likelihood that our initial business combination and the extended period would be approved. We will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning less than 40% of the shares sold in the IPO both vote against the business combination and properly exercise their conversion rights on a cumulative basis, including any shareholders who previously exercised their conversion rights in connection with the shareholder vote required to approve the extended period, if any.

In many jurisdictions, including the Cayman Islands, the ROK and PRC, the business combination laws may require approval from a court or other regulatory body regardless of whether we have obtained shareholder approval.

Extension of time to complete a business combination to 36 months

We have until January 29, 2010 within which to effect our initial business combination, with an additional six-month period (until July 29, 2010) if a letter of intent, memorandum of understanding, agreement in principle or definitive agreement has been executed by January 29, 2010 but as to which the combination is not yet complete. However, unlike many other blank check companies, if we have entered into such letter of intent, memorandum of understanding, agreement in principle or definitive agreement by January 29, 2010, we may, prior to July 29, 2010, call a special meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our business combination to July 29, 2011 to avoid being required to liquidate.

We believe that extending the date before which we must complete our business combination to July 29, 2011 may be necessary due to the circumstances involved in the evaluation and closing of a business combination in the ROK or PRC, including obtaining audited U.S. GAAP financial statements of potential targets that have previously kept their accounts in accordance with Korean or Chinese GAAP, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to state-owned enterprises) and the requirements of complex Korean or PRC regulatory filings and approvals. If we enter into such agreement near January 29, 2010, we would have only six months in which to accomplish the necessary accounting reconciliations, complete the restructuring of the company, satisfy U.S. and Korean or PRC regulatory requirements, secure the approval of our shareholders and provide for customary closing conditions.

While such 24-month period may be sufficient to accomplish all of these necessary tasks prior to effectuating the business combination, if, in the course of this process, we conclude that it may be insufficient, we may, pursuant to our memorandum and articles of association, call a special meeting of our shareholders or raise the vote at an annual meeting for the purpose of extending by an additional 12 months the date before which we must complete our business combination.

If holders of 40% or more of the shares sold in the IPO vote against the proposed extension to 36 months and elect to convert their shares into a pro rata share of the trust account, we will not extend the date before which we must complete our business combination beyond July 29, 2010. In such event, if we cannot complete the initial business combination by July 29, 2010, we will be required to liquidate, with the amount remaining in the trust account returned to all public shareholders. Subject to the foregoing, approval of the extension to July 29, 2011 will require the affirmative vote of the majority of the votes cast by our public shareholders who vote at the special meeting called for the purpose of approving such extension. In connection with the vote required for the extension to July 29, 2011, our founding shareholders have agreed to vote their ordinary shares acquired prior to the IPO in accordance with the majority of the ordinary shares voted by the public shareholders and have agreed to waive their conversion rights.

If the majority of votes cast by our public shareholders at the special meeting called for the purpose of approving such extension vote are voted in favor of such extension and holders of less than 40% of the shares sold in the IPO vote against the proposed extension and elect to convert their shares, we will then have until July 29, 2011 in which to complete the initial business combination.

If the proposal for the extension to July 29, 2011 is approved, we will still be required to seek shareholder approval before effectuating our initial business combination, even if the business combination would not ordinarily require shareholder approval under applicable law. We will consummate our initial business combination only if a majority of the ordinary share voted by the public shareholders are voted in favor of our initial business combination and public shareholders owning less than 40% of the shares sold in the IPO, on a cumulative basis, including any shareholders who previously exercised their conversion rights in connection with the special meeting of shareholders called for the purpose of approving the extended period, if any, vote against the extended period or the initial business combination and exercise their conversion rights, as described below.

Conversion rights

At the time we seek shareholder approval of any business combination or the extended period, we will offer each public shareholder the right to have his, her or its ordinary shares converted to cash if the shareholder votes against the business combination or the extended period and extended period is approved or the business combination is approved and completed. Shareholders voting against (i) the extended period will only have the right to cause us to convert their shares if the extended period is approved and (ii) the business combination will only have the right to cause us to convert their shares if our initial business combination is approved and completed.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” will be restricted from seeking shareholder conversion rights with respect to more than 10% of the ordinary shares sold in the IPO. Such a public shareholder would still be entitled to vote against the extended period, if any, and a proposed business combination with respect to all ordinary shares owned by him or his affiliates. We believe this restriction will deter shareholders from accumulating large blocks of ordinary shares before the meeting held to approve the extended period, if any, and a proposed business combination and threatening to exercise their shareholder conversion right as a means to force us or our management to purchase their ordinary shares at a significant premium to the then current market price. Absent this provision, a public shareholder who owns more than 10% of the ordinary shares sold in the IPO could threaten to vote against the extended period, if any, and a proposed business combination and seek conversion of all of its ordinary shares, regardless of the merits of the transaction, if, for example, its ordinary shares are not purchased by us or our management at a premium to the then current market price. By eliminating a shareholder’s ability to convert more than 10% of the ordinary shares sold in the IPO, we believe we will deter these shareholders from threatening to block a transaction which is favored by a majority of our other public shareholders.

Our founders will not have conversion rights with respect to any ordinary shares owned by them, directly or indirectly, including any shares purchased by them in the IPO or in the aftermarket. The actual per-share conversion price will be equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of any interest income on the trust account balance previously released to us to pay our tax obligations and net of interest income of up to $1.5 million previously released to us to fund our working capital requirements (calculated as of the date of the special meeting of shareholders approving the extended period or two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in the IPO (less, in the case of a conversion in connection with the shareholder vote required to approve our initial business combination, the number of ordinary shares converted in connection with any prior vote on the extended period). As of June 30, 2009, the per-share conversion price would be approximately $10.00.

An eligible shareholder may request conversion at any time after the mailing to our shareholders of the proxy statement and up to the vote taken with respect to the extended period or a proposed business combination at a meeting held for that purpose, but the request will not be granted unless the shareholder votes against the extended period or the business combination and the extended period or business combination is approved and, in the case of a business combination, completed. Additionally, we may require public shareholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time up to the vote on the business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The proxy solicitation materials that we will furnish to shareholders in connection with the vote for any proposed business combination will indicate whether we are requiring shareholders to satisfy such certification and delivery requirements. Accordingly, a shareholder would have from the time we send out our proxy statement through the vote on the business combination or the extended period to deliver his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the shareholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor. However, because we do not have control over this process, it may take significantly longer than we anticipated. Accordingly, we will only require shareholders to deliver their certificate prior to the vote if we give shareholders at least two weeks between the mailing of the proxy solicitation materials and the meeting date.

Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which shareholders were aware they needed to commit before the shareholder meeting, would become a continuing right surviving past the consummation of the business combination until the converting holder delivered his certificate to us for conversion at the conversion price. The requirement for physical or electronic delivery up to the vote ensures that a converting holder’s election to convert is irrevocable once the business combination is approved.

If a shareholder votes against the extended period or business combination but fails to properly exercise his, her or its conversion rights, the shareholder will not have his, her or its ordinary shares converted to his, her or its pro rata portion of the trust account. Any request for conversion, once made, may be withdrawn at any time prior to the vote taken with respect to the extended period or a proposed business combination. Furthermore, if a shareholder delivers his certificate for conversion and subsequently decides prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate (physically or electronically). Public shareholders who cause us to convert their ordinary shares into a pro rata share of the trust account will be paid their conversion price as promptly as practicable after the date of the special meeting for the extended period or upon consummation of a business combination, as the case may be, and will continue to have the right to exercise any warrants they own. Public shareholders who convert their stock into their pro rata portion of the trust account will still have the right to exercise any warrants they still hold.

We will not complete our proposed initial business combination if public shareholders owning 40% or more of the shares sold in the IPO exercise their conversion rights on a cumulative basis (including any shares previously converted in connection with a vote, if any, on the extended period). We have set the conversion percentage at 40% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that may otherwise be approved by a majority of our public shareholders.

Liquidation if no business combination

If we do not enter into a letter of intent, memorandum of understanding, agreement in principle or a definitive agreement by January 29, 2010, or if 40% or more of the shares sold in the IPO that are voted vote against a proposed extension, if any, beyond July 29, 2010 to July 29, 2011 and elect to convert their shares into a pro rata share of the trust account or we do not receive shareholder approval for such extension and we are not be able to complete our initial business combination by July 29, 2010, our memorandum and articles of association provides that our corporate purposes and powers will immediately thereupon be limited to acts and activities related to winding up our affairs, including liquidation, and we will not be able to engage in any other business activities. This has the same effect as if our board of directors and shareholders had formally voted to approve our voluntary winding up and dissolution and formally began a voluntary winding up procedure under the Companies Law. As a result, no vote would be required from our shareholders to commence such a voluntary winding up and dissolution. We view this provision terminating our corporate life as an obligation to our shareholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time if we have not consummated a business combination. Under the Companies Law, in the case of a full voluntary liquidation procedure, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account would be liquidated within 10 days following the expiration of the 21-day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

If we are unable to complete a business combination within the required time periods, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors as described below). We anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after expiration of the 21-day period and anticipate it will take no more than 10 business days to effectuate such distribution. Our initial shareholders have waived their rights to participate in any liquidation distribution with respect to the founders’ ordinary shares. There will be no distribution from the trust account with respect to our warrants, which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust account or from interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements. If such funds are insufficient, Thomas Chan-Soo Kang and Kang & Company, Ltd. have agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses.

As of June 30, 2009, the per-share liquidation price would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors, lenders and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders. Thomas Chan-Soo Kang and Kang & Company, Ltd. have agreed, pursuant to an agreement with us and the representative of the underwriters that, they will be liable to pay debts and obligations to target businesses or vendors, service providers, lenders or other entities that are owed money by us for services rendered or contracted for or products sold to us in excess of the net proceeds of the IPO not held in the trust account, but only if such a vendor, service providers, lenders or prospective target business does not execute such a valid and enforceable waiver. Accordingly, if a claim brought by a target business or vendor did not exceed the amount of funds available to us outside of the trust account or available to be released to us from interest earned on the trust account balance, Mr. Kang and Kang & Company, Ltd. would not have any obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts, the only exception to the obligations of Mr. Kang and Kang & Company, Ltd. to pay such claim would be if the party executed a valid and enforceable waiver agreement. We cannot assure you that they would be able to satisfy those obligations. Accordingly, the actual per-share liquidation price could be less than approximately $10.00 due to claims of creditors. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least approximately $10.00 per share.

Our public shareholders will be entitled to receive funds from the trust account only in the event of the expiration of our corporate existence and our liquidation or if they seek to convert their respective shares for cash upon a business combination or vote on the extended period which the shareholder voted against and which is completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

If we fail to consummate a business combination by (x) January 29, 2010, (y) July 29, 2010 if we have not consummated a business combination by January 29, 2010 but have entered into a letter of intent, memorandum of understanding, agreement in principle or definitive agreement with respect to a business combination within such period or (z) July 29, 2011 if the extended period is approved, our corporate existence will automatically cease except for the purpose of winding up our affairs and liquidating. Upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our plan of distribution. Concurrently, we shall pay, or reserve for payment, from funds not held in the trust account, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, Mr. Kang and Kang & Company, Ltd. have agreed to indemnify us for all claims of creditors in order to protect the amounts held in the trust account. However, if a potential contracted party executes a valid and enforceable waiver, then Mr. Kang and Kang & Company, Ltd. will have no personal liability as to any claimed amounts owed to a contracted party. Because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors, lenders and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we are required to have all vendors, service providers, lenders and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust account. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public shareholders. Nevertheless, we cannot assure you of this fact as there is no guarantee that vendors, lenders, service providers and prospective target businesses will execute such waiver agreements. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. A court could also conclude that such agreements are not legally enforceable. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.00 due to claims or potential claims of creditors.

Additionally, in any liquidation proceedings of the company under Cayman Islands law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. A liquidator of the company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by him, her or it pursuant to the dissolution of the trust account beyond the date of liquidation of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached its fiduciary duties to our creditors and/or having acted in bad faith, thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Competition for Target Business

In identifying, evaluating and selecting a target business for a business combination, we may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us, which will give them a competitive advantage in pursuing the acquisition of a target business. Furthermore:

•	our obligation to seek shareholder approval of our initial business combination or obtain necessary financial information may delay the completion of a transaction;

•

our obligation to convert into cash up to 40% of our ordinary shares held by our public shareholders who vote against the business combination or the extended period and exercise their conversion rights may reduce the resources available to us for a business combination;

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

•

the requirement to acquire an operating business that has a fair market value equal to at least 80% of the balance of the trust account at the time of the execution of a definitive agreement for the business combination (excluding deferred underwriting discounts and commissions) could require us to acquire the assets of several operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination.

Facilities

We currently maintain our executive offices at Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea. Our offices in China are located at (i) China Central Place, Office Tower 2, Suite 2202, No. 79 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China and (ii) Suite 3302, Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The cost for the office space is included in the aggregate $10,000 per-month fee described above that Kang & Company, Ltd. charges us for office space, utilities and administrative services. We believe, based on rents and fees for similar services in the ROK and the PRC, that the fee charged by Kang & Company, Ltd. is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Periodic Reporting and Financial Information

As a foreign private issuer, we are exempt from the rules under the Exchange Act regarding proxy statements. In addition, we are not required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we have agreed with the representative of the underwriters in our IPO that until the earlier of our liquidation or the successful consummation of our initial business combination, in connection with any proposed initial business combination or vote on the extended period, we will deliver to our shareholders proxy solicitation materials containing the information we believe would have been required to be provided to shareholders had we not been a foreign private issuer but still had a class of equity securities registered under Section 12 of the Exchange Act and we will file with the SEC a Report of Foreign Private Issuer on Form 6-K with the material terms of the proxy solicitation material. As a foreign private issuer, we are not required and do not intend to file our proxy solicitation materials with the SEC for review. We have also agreed with the representative of the underwriters in our IPO that until the consummation of our initial business combination, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for Current Reports on Form 8-K and will file Reports of Foreign Private Issuer on Form 6-K complying with those rules and regulations; however, we cannot assure you that the SEC will review our Forms 6-K.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials sent to shareholders to assist them in assessing the target business. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with or reconciled to generally accepted accounting principles or that the potential target business will be able to prepare its financial statements in accordance with or reconciled to generally accepted accounting principles. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business.

Legal Proceedings

There is no material litigation currently pending against us or any members of our management team in their capacity as such.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We were formed on December 6, 2007 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more operating businesses. We intend to utilize cash derived from the proceeds of our recently completed public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. The issuance of additional share capital:

•	may significantly reduce the equity interest of our shareholders;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;

•

will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issued debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

For the year ended June 30, 2009, we had net loss of $194,736 derived from interest income of $243,656 offset by $438,392 of formation costs and operating expenses.

For the period from December 6, 2007 (inception) to June 30, 2008, we had a net loss of $4,713 attributable to formation costs and operating expenses.

On July 29, 2008, we consummated our IPO. Upon consummation of our IPO, $50,005,000 of the net proceeds was deposited in trust, with $50,000 available to us initially outside the trust account to fund our working capital requirements. We depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital of up to $1.5 million which we will need to identify one or more target businesses and to complete our initial business combination, as well as the funds required to pay any tax obligations that we may owe. While we are entitled to have released to us for such purposes certain interest earned on the funds in the trust account, a substantial decline in interest rates may result in our having insufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow funds from our founders to operate or may be forced to liquidate. Our founders are under no obligation to advance funds in such circumstances.

We believe that the funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, will be sufficient to allow us to operate until at least July 29, 2011, assuming that a business combination is not consummated during that time. Our estimates may not be accurate. We could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent or memorandum of understanding where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit the funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

Commencing on July 23, 2008 and ending upon the acquisition of a target business or our liquidation, we began incurring a fee from Kang & Company, Ltd., an affiliate of our officers and directors, of $10,000 per month for providing us with office space and certain general and administrative services. Additionally, prior to the date of our IPO, one of our shareholders advanced $100,000 to us for payment of offering expenses on our behalf. This loan was repaid following our IPO from the proceeds of the offering.

On March 6, 2009, we issued a $19,234 unsecured promissory note to one of our shareholders. The note is non-interest bearing and is payable on the date we consummate our business combination. On May 26, 2009, we issued an additional $70,000 unsecured promissory note to this same shareholder. The note is non-interest bearing and is payable on the date we consummate our business combination. On June 8, 2009, we issued an additional $19,500 unsecured promissory note to this same shareholder. The note is non-interest bearing and is payable on date we consummate our business combination.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Allister George Morrison	60	Chairman of the Board of Directors
Thomas Chan-Soo Kang	47	Chief Executive Officer and Director
Alex J. Kim	35	Chief Financial Officer and Secretary
Sidney H. Rittenberg	43	Chief Operating Officer
Ill-Seob Han	51	Senior Vice President
Jongshik Woo	58	Senior Vice President
Sang-Uh Han	35	Senior Vice President
Dong-Soo Choe	54	Director
Bong-Hoon Han	56	Director
Myungju Choi	53	Director

Allister George Morrison has served as our Chairman of the Board and also as Chairman of Kang & Company, Ltd. since March 2008. From April 2007 to February 2008, Mr. Morrison was self-employed, managing his own personal finances. From September 2000 to April 2007, he was engaged in various executive capacities at Morgan Stanley Asia, including Chairman, Chief Executive Officer and a Member of the Firm’s Management Committee. From August 1971 to February 2000, he worked for the Jardine Matheson Group, a diversified Asia-based conglomerate, including most recently as the Group Managing Director from April 1994 to February 2000. While at the Jardine Matheson Group, he also was Chairman of the Supervisory Board of Jardine Fleming, a Hong Kong-based investment bank, Chairman of Jardine Matheson Ltd. a group management company, Managing Director of Hongkong Land, an Asian property group, Dairy Farm, a Pan-Asian retail group, Managing Director of Mandarin Oriental, an international hotel company, and Managing Director of Jardine Strategic, a listed holding company. Mr. Morrison is an independent non-executive director of Pacific Basin Shipping Limited, a member of the Bloomberg Asia Pacific Advisory Board, a member of the Board of Grosvenor Group Limited in the U.K., a member of the Hong Kong/European Union Business Cooperation Committee, and Vice Chairman of the Harvard Business School Association of Hong Kong. Mr. Morrison is a graduate of Eton College and Cambridge University. He attended the Program for Management Development at Harvard Business School in 1983.

Thomas Chan-Soo Kang has served as our Chief Executive Officer and a member of our Board of Directors since our inception, and served as our Chairman of the Board from our inception until March 2008. Since September 2007, Mr. Kang has served as Chief Executive Officer of Kang & Company, Ltd., a private-equity firm. From 1999 to August 2007, he was the Chief Executive Officer of Seoul Securities Company, Ltd., a full-service investment bank. From 1989 to 1999, he worked at BT Wolfensohn, an investment bank, including as a Managing Director from 1996 to 1999, and served with James D. Wolfensohn Incorporated, its predecessor company, from 1984 to 1986. Mr. Kang also worked at the Korea Development Institute as Visiting Researcher from 1986 to 1987. From 1987 to 1989, he attended the Wharton School at the University of Pennsylvania where he received an M.B.A. Mr. Kang is a member of the board of directors of SK Holdings (the holding company for the ROK’s largest petrochemical and telecommunications companies), Kookmin Bank (the ROK’s largest commercial bank in terms of assets), the East Asia Institute (a think tank), the Seoul Financial Forum (an advocacy forum) and the National Strategy Institute (a think tank) and a board member of the Bloomberg Asia Pacific Advisory Board. He serves as President of the Harvard Yard Club and Vice Chairman of the Harvard Club of the ROK. He received an A.B. from Harvard University and an M.B.A. from the Wharton School at the University of Pennsylvania.

Alex J. Kim has served as our Chief Financial Officer since our inception and served as Secretary since March 2008. Since September 2007, Mr. Kim has served as Managing Director of Kang & Company, Ltd. From 2000 to 2007, Mr. Kim co-founded and served at

Southern Sky Advertising, a leading billboard advertising company in the ROK, including as Chief Executive Officer from April 2003 to September 2007. From 1996 to 2000, Mr. Kim served at Goldman, Sachs & Co., an investment bank, in the Asian Special Situations Group in the Hong Kong office, focusing on distressed investments in Asia, including the ROK, Indonesia and Thailand. Prior to that, he served in the Financial Institutions Group in New York, also with Goldman Sachs, where he focused primarily on M&A advisory work for commercial banks and insurance companies. Mr. Kim received an A.B. (honors) from Harvard University.

Sidney H. Rittenberg has served as our Chief Operating Officer since our inception and served as a member of our Board of Directors from our inception to February 2008. Since October 2007, Mr. Rittenberg has served as President of the China office of Kang & Company, Ltd. From November 2004 to August 2007, Mr. Rittenberg served as general manager, greater China of InFocus Corporation, a digital projection technology company. From February 2002 to October 2004, Mr. Rittenberg served as government and public affairs practice leader of Burson-Marsteller/China, a public relations firm. From September 1998 to January 2002, Mr. Rittenberg served as partner of Rittenberg Associates, Inc., a consulting firm for numerous Fortune 500 companies conducting business in China. Prior to that, Mr. Rittenberg was in the advertising business. Mr. Rittenberg attended San Francisco State University.

Ill-Seob Han has served as one of our Senior Vice Presidents since March 2008. Since September 2007, Mr. Han has served as a Special Advisor to GK Partners, a finance consulting firm. From February 2007 to September 2007, Mr. Han managed his personal finances. From May 2005 to February 2007, Mr. Han served as Senior Managing Director of Kyobo Securities, an investment bank. From June 2000 to March 2005, Mr. Han served as Managing Director of Daewoo Securities, an investment bank, and served as one of its General Managers from April 1996 to June 2000. Mr. Han received a Bachelor of Education from Sungkyunkwan University College of Education and a M.A. in Economics from Seoul National University Graduate School.

Jongshik Woo has served as one of our Senior Vice Presidents since March 2008. Since September 2004, Mr. Woo has been managing his personal finances. From June 1978 to September 2004, Mr. Woo was affiliated with Seoul Securities, serving as a Managing Director and Co-Head of its retail operations, as well as Senior Advisor and Investment Consultant.

Sang-Uh Han has served as our Senior Vice President since February 2008. He has also served with Kang & Company, Ltd. as Executive Director since February 2008. From April 2005 to January 2008, Mr. Han was an Assistant Vice President at Walden International, a US-based global venture capital firm, where he was responsible for devising and executing Walden’s investment strategy in Korea as well as deal evaluation and execution support in China, Singapore and Australia. From January 2004 to December 2004, Mr. Han attended INSEAD where he received his M.B.A. From July 2001 to December 2003, Mr. Han served in a variety of capacities, including Chief Technology Officer and advisor, with @Dream Co., a Korean online entertainment and business software company. From June 2000 to May 2001, he served as Senior Manager in charge of international operations for Linux International, Inc., an open-source software company. Mr. Han received a B.S. in Computer Science from Seoul National University and an M.B.A. from INSEAD.

Dong-Soo Choe has served as a member of our Board of Directors since our inception. Since November 2004, Mr. Choe has been affiliated with the Kookmin Bank, the ROK’s largest bank, serving as Chief Credit Officer and Senior Vice President from November 2004 to February 2007 and Management Advisor since February 2007. From October 2003 to November 2004, Mr. Choe served as managing director of Samsung Securities, a Korean investment bank. From October 2002 to May 2003, Mr. Choe served as Chief Credit Officer and Senior Executive Vice President of Hana Bank, a leading Korean bank. From July 2000 to October 2002, Mr. Choe served as Chief Credit Officer and Senior Executive Vice President of Seoul Bank, a leading Korean bank. From July 1999 to July 2000, he was managing director of Seoul Securities. From October 1998 to July 1999, he served as team manager of Korea Asset Management Corporation, a government-sponsored financial institution. Mr. Choe received a B.A. from Yonsei University in Seoul and an M.B.A. from Peter Drucker Management School at Claremont Colleges.

Bong-Hoon Han has served as a member of our Board of Directors since our inception. Since December 2006, Mr. Han has been overseeing his personal investments. From September 2002 to December 2006, Mr. Han served as Chief Executive Officer and President of the Korea office for Accenture Ltd., a consulting firm. Prior to that, Mr. Han served as co-head of the Korean practice for Andersen Consulting, the predecessor firm to Accenture Ltd., from September 1997 to August 2002. He was a founding member of Andersen Consulting’s Seoul office in 1976 and has served as a leading management consultant in the ROK for over 20 years. Mr. Han was also a member of the Decentralization Committee of the ROK government which advised the President of the Republic of Korea. Mr. Han received a Bachelors degree in business administration from Seoul National University and a M.B.A. from Illinois State University.

Myungju Choi has served as a member of our Board of Directors since January 2008. Since March 2007, Mr. Choi has served as Chief Executive Officer of GK Partners, a financial and investment advisory firm in Korea. From May 2005 to February 2007, Mr. Choi served as Chief Executive Officer of Kyobo Securities, an investment banking firm specializing in small and medium sized enterprises. From April 2005 to May 2005, Mr. Choi served as Chief Strategy Officer and advisor to Kyobo Life, an insurance company in Korea. From January 2000 to March 2005, Mr. Choi served in several capacities, including Vice President and Partner, at IBM BCS, a business and IT consulting firm. From September 1998 to January 2000, Mr. Choi was a management consultant at the Boston Consulting Group. Mr. Choi received a B.A. from Seokyung University, a M.A. from Seoul National University and a Ph.D. from Oxford University.

Director Independence

The NYSE Amex requires that a majority of our board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s Board of Directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Our Board of Directors has determined that each of Dong-Soo Choe, Bong-Hoon Han and Myungju Choi are independent directors as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our independent and disinterested directors.

Audit Committee

Effective July 29, 2008, we established an audit committee of the Board of Directors, which consists of Dong-Soo Choe, as chairman, Bong-Hoon Han and Myungju Choi, each of whom has been determined to be “independent” as defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•

determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses; and

•

monitoring compliance with the terms of the IPO on a quarterly basis and, if any noncompliance is identified, immediately taking all action necessary to rectify the noncompliance or otherwise cause compliance with the terms of the IPO.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the NYSE Amex listing standards. The NYSE Amex listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to the NYSE Amex that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that Dong-Soo Choe satisfies the NYSE Amex’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

Effective July 29, 2008, we established a nominating committee of the Board of Directors, which consist of Bong-Hoon Han, as chairman, and Dong-Soo Choe, each of whom is an independent director under the NYSE Amex’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Executive Officer and Director Compensation

Members of our management team have not received any compensation for services rendered. Commencing on July 23, 2008 through the earlier of our consummation of our initial business combination or our liquidation, we will pay Kang & Company, Ltd. a total of $10,000 per month for office space and administrative services, including secretarial support. This arrangement is being agreed to by Kang & Company, Ltd. for our benefit and is not intended to provide any of our officers or directors or affiliates compensation in lieu of a salary. We believe that such fees are no less favorable than could have been obtained from an unaffiliated third party based on rents and fees for similar services in the ROK. Other than this $10,000 per-month fee, no compensation of any kind (whether in the form of cash, our securities or otherwise), including finder’s and consulting fees, will be paid to any members of our management team, or any of their respective affiliates, for services rendered to us in any capacity prior to or in connection with the consummation of a business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. After a business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders.

Compensation Discussion and Analysis

Overall, following our initial business combination, we will seek to provide total compensation packages that are competitive in terms of potential value to our executives, and which are tailored to the unique characteristics and needs of our company within our industry in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our shareholders. We intend to be competitive with other similarly situated companies in our industry following completion of our initial business combination. The compensation decisions regarding our executives will be based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

It is likely that our executives’ compensation will have three primary components – salary, cash incentive bonus and stock-based awards. We will view the three components of executive compensation as related but distinct. We do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant and timely. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

We may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the industry we operate in following our initial business combination through the review of such companies’ public reports and through other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to our company, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our post-acquisition business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary. Generally, we anticipate setting executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We will seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, and that we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses. We may design and utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. We will structure cash incentive bonus compensation so that it is taxable to our employees at the time it becomes available to them. At this time, it is not anticipated that any executive officer’s annual cash compensation will exceed $1 million, and we have accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

Equity Awards. We may also use stock options and other stock-based awards to reward long-term performance. We believe that providing a meaningful portion of our executives’ total compensation package in stock options and other stock-based awards will align the incentives of our executives with the interests of our shareholders and with our long-term success.

Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Bong-Hoon Han and Myungju Choi will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Dong-Soo Choe, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Allister George Morrison and Thomas Chan-Soo Kang, will expire at the third annual meeting of shareholders.

Employees

We currently have seven executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. Nevertheless, our executive officers who are also employees of Kang & Company, Ltd. intend to spend a majority of their time identifying a suitable business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than they would prior to locating a suitable target business. We do not intend to have any full time employees prior to the consummation of our initial business combination.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 24, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Thomas Chan-Soo Kang	1,170,000	(2)(3)	18.7%
Allister George Morrison (4)	0	(5)(11)	*
Alex J. Kim	0	(5)	0%
Sidney H. Rittenberg (6)	0	(5)	0 *
Jongshik Woo	10,000	(7)	*
Ill-Seob Han	10,000	(7)	*
Dong-Soo Choe (8)	20,000	(7)	*
Bong-Hoon Han (9)	20,000	(7)	*
Myungiu Choi (10)	20,000	(7)	*
Sang-Uh Han	0	(7)	*
Kang & Company, Ltd.	1,000,000	(3)	16.0%
The Goldman Sachs Group, Inc. (12)	648,451	(13)	10.3%
HBK Services LLC (14)	499,900	(15)	8.0%
Israel A. Englander (16)	437,680	(17)	7.0%
Arrowgrass Capital Services (US) Inc.(18)	378,100	(19)	6.0%
All directors and executive officers as a group (ten individuals)	1,250,000	(20)	20.0%

*	Less than one percent.
1.	Unless otherwise indicated, the business address of each of the individuals is Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea.
2.	Includes 1,000,000 ordinary shares held by Kang & Company, Ltd. which Mr. Kang controls. Mr. Kang disclaims beneficial ownership of such shares except to the extent of his ultimate pecuniary interest in such shares. Does not include 1,841,250 ordinary shares issuable upon exercise of warrants held by Mr. Kang, none of which are exercisable and will not be exercisable within 60 days.
3.	Does not include ordinary shares each may receive in the event that the shares held by Jongshik Woo, Ill-Seob Han, Dong-Soo Choe, Bong-Hoon Han and Myungju Choi do not vest as described below in footnote 9. Also does not include one special share held by Mr. Kang which has no voting rights until the special share is the only issued and outstanding share.
4.	The business address of Mr. Morrison is Suite 3302, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
5.	Does not include any shares held by Kang & Company, Ltd. of which such individual is an employee.
6.	The business address of Mr. Rittenberg is China Central Place, Office Tower 2, Suite 2202, No. 79 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.
7.	These shares will vest in full upon consummation of our initial business combination, provided the individual is still affiliated with us. If such individual is no longer affiliated with us at such time, the shares shall revert in equal amounts to each of Thomas Chan-Soo Kang and Kang & Company, Ltd.
8.	The business address of Mr. Choe is Daewoo Securities Building 7th Floor, 34-3 Yoido-dong, Youngdeungpo-gu, Seoul, Republic of Korea.

9.	The address of Mr. Han is 504 Baekhyun-dong, Bundang-gu, Sungnam-si, Kyunggi-do, Republic of Korea.

10.	The business address of Mr. Choi is CCMM Building, 9th Floor, 12 Yoido-dong. Youngdeungpo-gu, Seoul, Republic of Korea.

11.	Does not include 613,750 ordinary shares issuable upon exercise of warrants held by Mr. Morrison, none of which are exercisable and will not be exercisable within 60 days.

12.	The business address of The Goldman Sachs Group, Inc. is 85 Broad Street, New York, New York 10004.

13.	The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on November 10, 2009.

14.	The business address of HBK Services LLC is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.

15.	Represents shares that HBK Services LLC has the right to vote or dispose of. The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on December 19, 2008.

16.	The business address of Mr. Englander is 666 Fifth Avenue, New York, New York 10103.

17.	Represents shares held by Integrated Core Strategies (US) LLC. Does not include 949,280 warrants held by Integrated Core Strategies. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Mr. Englander is the managing member of Millennium Management. The foregoing information is derived from a Schedule 13G (Amendment 2) filed with the Securities and Exchange Commission on October 30, 2009

18.	The business address of Arrowgrass Capital Services (US) Inc. (“Arrowgrass”) is 245 Park Avenue, New York, New York 10167.

19.	Represents shares held by Arrowgrass and Arrowgrass Capital Partners (US) LP, of which Arrowgrass is the General Partner. The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on December 3, 2009.

20.	Does not include 2,455,000 ordinary shares issuable upon exercise of warrants held by Messrs. Kang and Morrison, none of which are exercisable and will not be exercisable within 60 days.

All of the founders’ ordinary shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until 180 days after the consummation of our initial business combination. The founders’ ordinary shares may be released from escrow earlier than as described above if, within 180 days after we consummate a business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

During the escrow period, the holders of these securities will not be able to sell or transfer their securities except (i) to an entity’s beneficiaries upon its liquidation, (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death, (iv) pursuant to a qualified domestic relations order, (v) to our officers, directors and employees and persons affiliated with our founders or (vi) by private sales with respect to up to 33% of the founders’ ordinary shares made at or prior to the consummation of a business combination at prices no greater than the price at which the shares were originally purchased (approximately $0.01 per share), in each case where the transferee agrees to the terms of the escrow agreement as well as the transfer restrictions, forfeiture provisions and voting agreements. The founders and their permitted transferees will retain all other rights as shareholders with respect to the founders’ ordinary shares, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared, but excluding conversion rights. Any dividends declared and payable in ordinary shares will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our founders (or any transferees) will receive any portion of the liquidation proceeds with respect to the founders’ ordinary shares.

In connection with the vote required for our initial business combination or the extended period, the founders have agreed to vote the founders’ ordinary shares in accordance with the majority of the ordinary shares voted by the public shareholders. The founders have also agreed to vote any shares acquired by them in or after the IPO in favor of our initial business combination. Therefore, if they acquire shares in or after the IPO, they must vote such shares in favor of the proposed business combination and have, as a result, waived the right to exercise conversion rights for those shares in the event that our initial business combination is approved by a majority of our public shareholders.

Thomas Chan-Soo Kang and Kang & Company, Ltd. are our “promoters” as that term is defined under the Federal securities laws.

B. Related Party Transactions

On December 6, 2007, we issued 2,875,000 ordinary shares to the individuals set forth below for an aggregate of $25,000 in cash, at a purchase price of approximately $0.01 per share, as follows:

Name	Number of Shares	Relationship to Us
Thomas Chan-Soo Kang	1,437,500	Chief Executive Officer
Kang & Company, Ltd.	1,437,500	Shareholder

Thomas Chan-Soon Kang and Kang & Company, Ltd. thereafter transferred 20,000 shares, or an aggregate of 60,000 shares, to each of Dong-Soo Choe, Bong-Hoon Han and Myungju Choi. Thomas Chan-Soo Kang also transferred 200,000 shares to Kang & Company, Ltd. and Mr. Kang and Kang & Company, Ltd. transferred an aggregate of 10,000 shares to each of Jongshik Woo and Ill-Seob Han. In May 2008 and July 2008, certain of our founders contributed to us, at no cost, an aggregate of 1,437,500 ordinary shares.

In connection with the IPO, the underwriters determined not to exercise any of their over-allotment option. As a result, our founders forfeited to us an aggregate of 187,500 shares. Upon receipt, such forfeited shares were immediately cancelled.

The holders of the majority of the founders’ ordinary shares are entitled to demand that we register the resale of these shares pursuant to an agreement dated July 23, 2008. The holders of the majority of the founders’ ordinary shares may elect to exercise these registration rights at any time commencing 90 days prior to the date such shares are released from escrow. In addition, these shareholders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the consummation of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

On May 21, 2008, we issued one special share to Thomas Chan-Soo Kang for $1.00. The sole purpose of the special share was to provide for the orderly winding up of our affairs upon our failure to consummate an initial business combination within the required time periods as described in this Annual Report.

In connection with the IPO, Thomas Chan-Soo Kang and Allister George Morrison purchased, pursuant to a written subscription agreement dated as of May 16, 2008 with us and Citigroup Global Markets Inc., 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 sponsors’ warrants (for a total purchase price of $2.455 million) from us. These purchases took place on a private placement basis simultaneously with the consummation of the IPO. The sponsors’ warrants are identical to the warrants underlying the units sold in the IPO except that the warrants are not be transferable or salable by Messrs. Kang and Morrison (except (i) to its beneficiaries upon its liquidation, (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death, (iv) pursuant to a qualified domestic relations order or (v) to our officers, directors and employees and persons affiliated with our founders, providing the transferee agrees to be bound by the transfer restrictions) until after we complete a business combination. Additionally, the sponsors’ warrants are exercisable for cash or on a cashless basis and are not be redeemable by us so long as such warrants are held by Messrs. Kang and Morrison or their permitted transferees. The holders of the majority of these sponsors’ warrants (or underlying shares) are entitled to demand that we register the resale of these securities pursuant to the registration rights agreement referred to above. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities at any time commencing 90 days after we consummate our initial business combination. In addition, these holders will have certain “piggyback” registration rights with respect to registration statements filed subsequent to such date. We will bear the expenses incurred in connection with the filing of any such registration statements.

Kang & Company, Ltd., an affiliate of Messrs. Kang, Kim, Morrison, Rittenberg and Sang-Uh Han has agreed that, commencing on July 23, 2008 through the acquisition of a target business, it will make available to us a small amount of office space and certain office and secretarial services, as we may require from time to time. We have agreed to pay Kang & Company, Ltd. an aggregate of $10,000 per month for these services. As a result, they will benefit from the transaction to the extent of their interests in Kang & Company, Ltd. However, this arrangement is solely for our benefit and is not intended to provide Messrs. Kang, Kim, Morrison, Han or Rittenberg compensation in lieu of a salary. We believe, based on rents and fees for similar services in the ROK that the fee charged by Kang & Company, Ltd. is at least as favorable as we could have obtained from an unaffiliated person.

Thomas Chan-Soo Kang loaned to us an aggregate of $100,000 to cover expenses related to the IPO. The loan was repaid from the proceeds of the IPO not placed in the trust account.

We will reimburse our management team for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses that could be incurred; provided, however, that to the extent such out-of-pocket expenses exceed the funds available to us, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination. Our audit committee will review and approve all payments made to our officers, directors and affiliates, and any payments made to members of our audit committee will be reviewed and approved by our Board of Directors, with the interested director or directors abstaining from such review and approval.

Other than the $10,000 per-month administrative fee and reimbursable out-of-pocket expenses payable to our management team, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of our founders, officers or directors or to any of their respective affiliates, prior to or with respect to the business combination.

All ongoing and future transactions between us and any member of our management team or their respective affiliates, including loans by members of our management team, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by our audit committee who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the Board of Directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director,

(b) greater than 5 percent beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

To minimize potential conflicts of interest, we have agreed not to (i) consummate an initial business combination with an entity which is, or has been within the past five years, affiliated with any of our officers, directors, founders or their affiliates including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals; or (ii) enter into a business combination where we acquire less than 100% of a target business and any of our officers, directors, founders or their affiliates acquire the remaining portion of such target business, unless, in either case, (x) such transaction is approved by a majority of our disinterested independent directors and (y) we obtain an opinion from an independent investment banking firm that is a member of FINRA that the business combination is fair to our unaffiliated shareholders from a financial point of view.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth the range of high and low sales prices for the units, ordinary shares and warrants for the periods indicated since the units commenced public trading on July 24, 2008, and since the ordinary shares and warrants commenced public trading on August 17, 2008.

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
FYE 2009:
Fourth Quarter	$9.59	$9.10	$9.50	$9.02	$0.14	$0.05
Third Quarter	$9.20	$8.50	$9.16	$8.55	$0.13	$0.05
Second Quarter	$8.90	$8.00	$8.70	$7.95	$0.30	$0.05
First Quarter*	$10.00	$8.95	$9.15	$8.60	$0.40	$0.27

*	Commencing July 24, 2008.

B. Plan of Distribution

Not applicable.

C. Markets

Our units, ordinary shares and warrants are traded under the symbols “NHRU,” “NHR” and “NHR.WS,” respectively, on NYSE Amex.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Incorporation

The following represents a summary of certain key provisions of our amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Register

We are a black check company incorporated in the Cayman Islands on December 6, 2007 under the Companies Law (2007 Revision) of the Cayman Islands (the “Companies Law”) with company registration number 200723. Our memorandum and articles of association authorizes the issuance of up to 30,000,000 ordinary shares, par value $.0001 per share, 1,000,000 preferred shares, par value $.0001 per share, and one special share, par value $1.00 per share.

Objects and Purposes

Our memorandum and articles grants us full power and authority to carry out the any objectives not prohibited by the Companies Law or any other law of the Cayman Islands. Our memorandum and articles of association provides that we will continue in existence only until (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if such twelve-month extension is approved by our shareholders (the “Termination Date”). If we have not completed a business combination by the Termination Date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating.

Directors

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed. Directors also may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Rights and Obligations of Shareholders

Dividends

Subject to the Companies Law (2007 Revision) of the Cayman Islands, directors may declare dividends and distributions on our ordinary shares in issue and authorize payment on the dividends or distributions out of lawfully available funds. No dividend or distribution may be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Companies Law.

Voting Rights

Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or proxy, has one vote and on a poll every member has one vote for every share of which he is the holder.

In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, is accepted to the exclusion of the votes of the other joint holders, and seniority is determined by the order in which the names of the holders stand in the Register of Members.

A member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

No person is entitled to vote at any general meeting or at any separate meeting of the holders of a class of shares unless he is registered as a member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of shares have been paid.

On a poll or on a show of hands votes may be cast either personally or by proxy. A member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

A member holding more than one share need not cast the votes in respect of his shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

Any person in consequence of the death or bankruptcy or liquidation or dissolution of a member (or in any other way than by transfer) who becomes the holder of a share may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he satisfies the directors of his entitlement to such shares, or the directors have previously admitted his right to vote at such meeting in respect thereof.

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

•	getting the written consent of three-quarters of the shareholders of that class; or

•	passing a special resolution at a general meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by the articles.

General Meetings

A general meeting may be convened:

•	by a majority of directors at any time;

•	our chief executive officer; or

•	our chairman of the board.

They shall on a members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

A members requisition is a requisition of members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

If the directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Notice of a general meeting is given to all shareholders. All business transacted at an extraordinary general meeting or an annual general meeting is considered special business except:

•	the declaration and sanctioning of dividends;

•	consideration and adoption of the accounts and balance sheet and the reports of directors and auditors and other documents required to be annexed to the balance sheet;

•	the election of directors;

•	appointment of auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

•	the fixing or remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors;

•

the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than twenty per cent. in nominal value of its existing share capital; and

•	the granting of any mandate or authority to the directors to repurchase the securities of the Company.

A quorum of shareholders is required to be present at any meeting in order to carry out business. A quorum consists of the holder or holders present in person or by proxy entitled to exercise more than fifty percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon unless the Company has only one member entitled to vote at such general meeting in which case the quorum consists of that one member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative.

There is no requirement under Cayman Islands law to convene an annual meeting or to convene any general meeting of the shareholders. The directors are permitted to designate any general meeting of shareholders as an annual general meeting.

Changes in Capital

We may increase our share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject. We may also by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

We may reduce our share capital and any capital redemption reserve by special resolution in accordance with relevant provisions of Cayman Islands law.

Indemnity

Pursuant to our amended and restated memorandum and articles of association, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

Certain Requirements and Restrictions

Our amended and restated memorandum and articles of association sets forth certain requirements and restrictions that shall apply to us until the consummation of a business combination. Specifically, Articles 170 through 176 of our amended and restated articles of association will provide among other things, that:

•	a requirement that all proposed business combinations be presented to shareholders for approval regardless of whether or not the Cayman Islands requires such a vote;

•	a prohibition against completing a business combination if 40% or more of our shareholders properly exercise their redemption rights in lieu of approving a business combination;

•

the right of shareholders voting against a business combination (up to approximately 39.99%) to surrender their shares for a pro rata portion of the trust account in lieu of participating in a proposed business combination;

•

a requirement that our management take all actions necessary to dissolve our company and liquidate our trust account in the event we do not consummate a business combination by the applicable timeframes described elsewhere in this Annual Report;

•

a prohibition prior to our initial business combination from issuing preferred shares which participate in any manner in the proceeds of the trust account, or which votes as a class with the ordinary shares on a business combination for the extended period;

•

a prohibition prior to an initial business combination from incurring debt for borrowed money unless such debt does not require the payment of interest or principal prior to an initial business combination;

•

a limitation on shareholders’ rights to receive a portion of the trust account so that they may only receive a portion of the trust account upon winding up and dissolution of our company or upon the exercise of their conversion rights; and

•	the bifurcation of our board of directors into three classes and the establishment of related procedures regarding the standing and election of such directors.

C. Material Contracts

As of June 30, 2009, the Company has not entered into any material contracts.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

Korean Tax Considerations

The information provided below does not purport to be a complete summary of Korean tax law and practice currently applicable. Prospective investors who are in any doubt as to their tax position would have to consult with their own tax advisors.

Under the CITL, as amended on December 31, 2005, a foreign corporation having a “place of effective management” in the ROK will be treated as a Korean company for the purposes of Korean corporate income tax. However, it is not clear under which circumstances a foreign company would be deemed to have a “place of effective management” in the ROK since the CITL does not clearly define this, nor is there any court precedent to date.

Unless we are deemed to have a “place of effective management” in the ROK and thereby treated as a Korean company under the CITL, dividends and capital gains earned by a non-resident individual or a foreign corporation with regard to our ordinary shares or warrants will not be subject to Korean taxation.

If we are deemed to have a “place of effective management” in the ROK and thereby treated as a Korean company under the CITL, the tax implications will be as follows: When a foreign corporate shareholder receives dividends from us, such dividends will be subject to the Korean withholding tax at the rate of 27.5% or a reduced rate if there is an applicable tax treaty. Dividends paid by us to a U.S. corporate shareholder will be subject to Korean withholding tax at the rate of 11% or 16.5% under the ROK-U.S. Tax Treaty. If a foreign corporate shareholder that does not have a permanent establishment in Korea sells our ordinary shares, any capital gains from such transfer would be subject to Korean withholding tax at the lesser of 11% of sale proceeds or 27.5% of capital gains, unless exempt under an applicable tax treaty or the Special Tax Treatment Control Law (“STTCL”). Under the STTCL, if the shares of a Korean company are listed on a qualified foreign securities market which is similar in functionality to the Korean Stock Market or the KOSDAQ Market of the Korea Exchange, any capital gains earned from such transfer through such securities market by a non-resident individual or foreign corporation shareholder will be exempt from Korean withholding tax. It is likely that the American Stock Exchange would be regarded as a qualified foreign securities market pursuant to the STTCL, although there are no clear guidelines regarding the definition or meaning of the phrase “similar in functionality” as referenced in Korean tax law. If a foreign corporate holder of our warrants that does not have a permanent establishment in Korea sells its warrants, capital gains from such transfer would be subject to Korean withholding tax at the lesser of 11% of the sale proceeds or 27.5% of the capital gains, unless exempt under an applicable tax treaty or the CITL. Under the CITL, if the foreign corporate holder transfers the warrants to a non- resident individual or foreign corporation having no permanent establishment in Korea, capital gains earned from such transfer by the foreign corporate holder will be exempt from Korean withholding tax. Capital gains earned by a U.S. corporate shareholder from the transfer of shares or warrants issued by us will be exempt from Korean withholding tax subject to certain exceptions under the ROK-U.S. Tax Treaty.

Even if we are deemed to have a “place of effective management” in the ROK under the CITL, non-resident individuals would not be subject to Korean income taxes on its dividends and capital gains from our ordinary shares under the Personal Income Tax Law (“PITL”). Therefore, non-resident individual shareholders will not likely have similar Korean tax implications, with regard to dividends and capital gains, as those of foreign corporate shareholders as discussed above. However, the PITL may be amended in the future to address the current inconsistency in the definition of a Korean company between the CITL and the PITL and, in such case, non-resident individual shareholders may have similar tax implications as discussed above for foreign corporate shareholders.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This section does not address any aspect of United States federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares and warrants. This section only applies to you if you hold your ordinary shares and warrants as capital assets for tax purposes. This discussion does not discuss all the tax consequences that may be relevant to particular investors in light of their circumstances or to investors that are subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the vote or value of our shares;

•	a person that holds ordinary shares that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar;

•	a person who acquired shares pursuant to the exercise of a compensatory stock option; or

•	a person who owns shares through a partnership or other pass-through entity.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date hereof and all of which are subject to changes, possibly retroactively. There is currently no comprehensive tax treaty between the United States and the Cayman Islands.

For purposes of the United States federal income tax discussion below, you are a U.S. holder if you are a beneficial owner of ordinary shares or warrants and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•

or a trust if (A) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a United States domestic trust.

In general, the tax consequences for shares owned by a partnership depends on the tax status of the parties.

A non-U.S. holder is a beneficial owner of ordinary shares or warrants that is not a United States Holder for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of the ordinary shares or warrants in your particular circumstances.

This discussion addresses only United States federal income taxation.

Allocation of Purchase Price Between Shares and Warrants

There is no authority addressing the treatment, for U.S. federal income tax purposes, of securities with terms substantially the same as the units, and, therefore, that treatment is not entirely clear. Each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ordinary share and a warrant to acquire one ordinary share. For U.S. federal income tax purposes, each holder of a unit must allocate the purchase price paid by such holder for a unit between the ordinary share and the warrant included in that unit based on their respective relative fair market values at the time of issuance. A holder’s initial tax basis in the ordinary share and the warrant included in each unit should equal the portion of the purchase price of the unit allocated thereto. While uncertain, it is possible that the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that our allocation of the purchase price will be binding on a holder of a unit, unless the holder explicitly discloses in a statement attached to its timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the holder’s allocation of the purchase price between the ordinary share and warrant that comprise the unit is different than our allocation.

Any purchase price allocation by a holder of a unit or by us is not binding on the IRS or the courts. For that reason, and because of the absence of authority addressing the federal income tax treatment of the units, each holder is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of an investment in a unit (including alternative characterizations of a unit) and regarding the risks associated with an allocation of the purchase price between the ordinary share and the warrant that comprise a unit that is inconsistent with our allocation or the holder’s allocation of the purchase price. Unless otherwise stated, the following discussion is based on the assumption that the characterization of the units described above is accepted for U.S. federal income tax purposes.

Taxation of Dividends

U.S. Holders. Under the United States federal income tax laws, and subject to the personal foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our ordinary shares generally will be qualified dividend income provided that, in the year in which the dividend is paid, our ordinary shares are readily tradable on an established securities market in the United States.

The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in our ordinary shares and thereafter as capital gain. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Therefore, since the value of the foreign currency may decrease before you actually convert the currency into U.S. dollars, you may actually be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, but generally will be passive income or financial services income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of our ordinary shares will not be subject to United States federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or warrants, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or warrants. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ordinary shares or warrants unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist

If you are a corporate non-U.S. holder, effectively connected gains that you recognize, under certain circumstances, may also be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Exercise, Disposition or Lapse of Warrants

Subject to the discussion of the PFIC rules below, a U.S. holder generally will not recognize gain or loss upon the exercise of a warrant. Shares acquired pursuant to the exercise of a warrant will have a tax basis equal to the U.S. holder’s tax basis in the warrant (that is, an amount equal to the portion of the purchase price of each Unit allocated to the warrant as described above in “Allocation of Purchase Price Between Shares and Warrants”), increased by the amount paid to exercise the warrant. The holding period of such share would begin on the day following the date of exercise of the warrant and will not include the period during which the U.S. holder held the warrant.

Subject to the discussion of the PFIC rules below, upon the sale or other disposition of a warrant (other than by exercise), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the warrant (that is, as discussed above, the portion of the purchase price of a unit allocated to such warrant). Such gain or loss will be long-term capital gain or loss if the U.S. holder has held the warrant for more than one year. Under certain circumstances, we have the right to redeem the warrants. A redemption of warrants will be treated as a sale or exchange of the warrants.

The terms of the warrant provide for certain adjustments to the number of shares for which the warrant may be exercised or to the exercise price of the warrants. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable as a dividend to the U.S. holder of the warrants. Conversely, the absence of an appropriate adjustment may result in a constructive distribution that could be taxable as a dividend to a U.S. holder of the shares. See “Taxation of Dividends.”

If a warrant is allowed to lapse unexercised, a U.S. holder will recognize a capital loss in an amount equal to such holder’s tax basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year. The ability to deduct any such loss may be subject to certain limitations, and holders should consult their own tax advisors as to the potential applicability to them of such limitations.

As discussed above in “Allocation of Purchase Price Between Shares and Warrants”, the allocation of price of a unit between the share and the warrants comprising such unit is not binding on the IRS. If the IRS were successfully to challenge your allocation, the amount of gain recognized upon disposition of a share or warrant could be increased, and the amount of loss recognized upon disposition of a share or warrant or upon lapse of a warrant could be reduced.

Passive Foreign Investment Company Rules

Special United States tax rules apply to a company that is considered a passive foreign investment company, or PFIC. Under these rules, we will be classified as a PFIC for United States federal income tax purposes in any taxable year in which either:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the gross value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or warrants; and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ordinary shares).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ordinary shares in a PFIC that are treated as marketable shares, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or warrants at the end of the taxable year over your adjusted basis in your ordinary shares or warrants. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or warrants will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ordinary shares or warrants will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ordinary shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

You should consult your own tax advisor regarding the application of the PFIC rules to our ordinary shares or warrants in your particular circumstances, including the availability of making an election to avoid adverse United States federal income tax consequences under the PFIC rules in the case we are determined to be a PFIC in any given year.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•

other dividend payments and the payment of the proceeds from the sale of ordinary shares and warrants effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•

dividend payments if you have provided us with an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of ordinary shares or warrants effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ordinary shares or warrants that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of ordinary shares or warrants effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Alex J. Kim, Chief Financial Officer, North Asia Investment Corporation, Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. $50,005,000 of the proceeds from our IPO and private sale of sponsors’ warrants have been placed into a trust account at HSBC (London), maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust will only be invested in United States “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities. In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-United States currencies, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15T.	CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our chief executive officer and chief financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2009. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of June 30, 2009.

(c) Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(d) Changes in Internal Control over Financial Reporting.

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Effective July 29, 2008, we established an audit committee of the Board of Directors, which consists of Dong-Soo Choe, as chairman, Bong-Hoon Han and Myungju Choi, each of whom has been determined to be “independent” as defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex. The Board of Directors has determined that Dong-Soo Choe satisfies the NYSE Amex’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

ITEM 16B.	CODE OF ETHICS.

In July 2008, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. Requests for copies of our code of ethics should be sent in writing to North Asia Investment Corporation, Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The aggregate fees billed for the last fiscal year for professional services rendered by our auditor are as follows:

	2008	2009
Audit Fees	$10,000	$57,500
All Other Fees	$307,472	$30,592

Audit fees represent fees for professional services related to the audit of our financial statements for the period December 6, 2007 (date of incorporation) to June 30, 2008 and for the fiscal year ended June 30, 2009. Audit-related fees represent fees for professional services related to the filing of our registration statement for our IPO with the SEC.

Our board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Our corporate governance practices are no different than those followed by domestic companies under the listing standards of the NYSE Amex.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report.

ITEM 19.	EXHIBITS.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Memorandum and Articles of Association.*

4.1	Specimen Unit Certificate.*

4.2	Specimen Ordinary Share Certificate.*

4.3	Specimen Warrant Certificate.*

4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Company.*

10.1	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Thomas Chan-Soo Kang.*

10.2	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Alex J. Kim.*

10.3	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Sidney H. Rittenberg, Jr.*

10.4	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Dong-Soo Choe.*

10.5	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Bong-Hoon Han.*

10.6	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Compan.*

10.7	Form of Stock Escrow Agreement between the Company, Continental Stock Transfer & Trust Company and the Initial Shareholders.*

10.8	Form of Letter Agreement between Kang & Company, Ltd. and the Company regarding administrative support.*

10.9	Form of Promissory Note, dated as of December 13, 2007, issued to Thomas Chan-Soo Kang.*

10.10	Form of Registration Rights Agreement among the Company and the Initial Shareholders.*

10.11	Form of Subscription Agreement among the Company, Graubard Miller and each of Thomas Chan-Soo Kang and Allister George Morrison.*

10.12	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Allister George Morrison.*

10.13	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Ill-Seob Han.*

10.14	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Jongshik Woo.*

10.15	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Sang-Uh Han.*

10.16	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Myungju Choi.*

12.1	Form of Certification of the Chief Executive Officer Pursuant to Rule 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Amended

12.2	Form of Certification of the Chief Financial Officer Pursuant to Rule 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Amended

13	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant’s Form S-1 (Commission File No. 333-148378)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: December 24, 2009

NORTH ASIA INVESTMENT CORPORATION

By:	/S/ THOMAS CHAN-SOO KANG
Thomas Chan-Soo Kang
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

North Asia Investment Corporation

We have audited the accompanying balance sheets of North Asia Investment Corporation (a corporation in the development stage) (the “Company”) as of June 30, 2009 and 2008, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended June 30, 2009, the period from December 6, 2007 (date of inception) to June 30, 2008 and the period from December 6, 2007 (date of inception) to June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will face a mandatory liquidation if a business combination is not consummated by either (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if the twelve-month extension is approved by the Company’s shareholders, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Asia Investment Corporation (a corporation in the development stage) as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the year ended June 30, 2009, the period from December 6, 2007 (date of inception) to June 30, 2008 and the period from December 6, 2007 (date of inception) to June 30, 2009, in conformity with accounting principles generally accepted in the United States.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey

December 24, 2009

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

BALANCE SHEETS

	June 30, 2009	June 30, 2008
Assets
Current assets
Cash	$3,731	$58,855
Prepaid expenses	8,491	—

Total current assets	12,222	58,855

Other assets
Deferred offering costs	—	418,538
Investments held in Trust Account - Restricted		—
U.S. Treasury Securities, at amortized cost	49,958,689
Money Market Funds, at fair value	50,000

Total assets	$50,020,911	$477,393

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses	$182,438	$4,220
Accrued offering costs	—	330,386
Due to shareholder	—	22,500
Note payable, shareholder	108,734	100,000

Total current liabilities	291,172	457,106

Non-current liabilities
Deferred underwriters’ fees	2,000,000	—
Total liabilities	2,291,172	457,106

Ordinary shares, 1,999,999 shares subject to possible redemption (at redemption value of approximately $10.00)	20,001,990	—

Commitments

Shareholders’ equity
Ordinary shares, $.0001 par value, authorized 30,000,000 shares; 6,250,000 shares issued and outstanding as of June 30, 2009 (including 1,999,999 shares subject to possible redemption) and 1,725,000 shares issued and outstanding as of June 30, 2008	625	173
Additional paid-in capital	27,926,573	24,827
Deficit accumulated during the development stage	(199,449)	(4,713)

Total shareholders’ equity	27,727,749	20,287

Total liabilities and shareholders’ equity	$50,020,911	$477,393

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	For the year ended June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2008

Revenues	$—	$—	$—
Formation and administrative costs	(438,392)	(443,105)	(4,713)

Loss from operations	(438,392)	(443,105)	(4,713)

Other Income
Interest income	243,656	243,656	—

Net loss applicable to common shareholders	$(194,736)	$(199,449)	$(4,713)

Net loss per common share:
Basic	$(0.03)	$(0.04)	$(0.00)

Diluted	$(0.03)	$(0.04)	$(0.00)

Weighted average common shares outstanding:
Basic	5,910,479	4,692,190	2,568,149

Diluted	5,910,479	4,692,190	2,568,149

Net loss per common share subject to possible redemption, basic and diluted:	$(0.00)	$(0.00)	$(0.00)

Weighted average common shares subject to possible redemption	1,846,574	1,176,265	—

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period from December 6, 2007 (date of inception) to June 30, 2009

	Ordinary Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Shareholders’ Equity
Ordinary shares issued to initial shareholders on December 10, 2007 at approximately $0.009 per share	2,875,000	$288	$24,712	$—	$25,000
Contribution of founders’ shares back to the Company on May 13, 2008	(1,150,000)	(115)	115
Net loss				(4,713)	(4,713)

Balances, at June 30, 2008	1,725,000	$173	$24,827	$(4,713)	$20,287

Contribution of founders’ shares back to the Company on July 23, 2008	(287,500)	(29)	29		—
Sale of 5,000,000 units at $10.00 per unit on July 29. 2008, net of underwriters’ discount and offering expense (includes 1,999,999 shares subject to possible redemption)	5,000,000	500	45,448,688		45,449,188
Proceeds subject to possible redemption of 1,999,999 shares			(20,001,990)		(20,001,990)
Proceeds from private placement of insider units			2,455,000		2,455,000
Contribution of founders’ shares back to the Company on August 22, 2008	(187,500)	(19)	19		0
Net loss				(194,736)	(194,736)

Balances, at June 30, 2009	6,250,000	$625	$27,926,573	$(199,449)	$27,727,749

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	For the year ended June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2008
Cash flows from operating activities
Net loss	$(194,736)	$(199,449)	$(4,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liability:
Prepaid expenses	(8,491)	(8,491)	—
Accrued expenses	178,218	182,438	4,220

Net cash used in operating activities	(25,009)	(25,502)	(493)

Cash flows from investing activities
Investments held in Trust Account - Restricted	(50,008,689)	(50,008,689)	—

Net cash used in investing activities	(50,008,689)	(50,008,689)	—

Cash flows from financing activities
Proceeds from issuance of ordinary shares to initial shareholders	—	25,000	25,000
Proceeds from note payable, shareholder	108,734	208,734	100,000
Repayment of note payable, shareholder	(100,000)	(100,000)	—
Gross proceeds from the initial public offering	50,000,000	50,000,000	—
Payments for underwriters’ fees and offering costs	(2,485,160)	(2,550,812)	(65,652)
Proceeds from private placement of insider units	2,455,000	2,455,000	—

Net cash provided by financing activities	49,978,574	50,037,922	59,348

Net increase in cash	(55,124)	3,731	58,855
Cash, beginning of period	58,855	—	—

Cash, end of period	$3,731	$3,731	$58,855

Supplemental schedule of non-cash financing activities
Accrual of offering costs	$—	$—	$330,386

Due to shareholder	—	—	$22,500

Deferred underwriters’ fees	$2,000,000	$2,000,000	$—

The accompanying notes are an integral part of these financial statements.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

1.	Organization, Business Operations and Going Concern Assessment

North Asia Investment Corporation (the “Company”) was incorporated in Delaware on December 6, 2007 as a blank check company whose objective is to acquire an operating business.

All activity from December 6, 2007 (inception) through June 30, 2009 relates to the Company’s formation and initial public offering described below and efforts to consummate a business combination. The Company has selected June 30 as its fiscal year-end.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective July 23, 2008. The Company consummated the offering on July 29, 2008 and received net proceeds of approximately $48,005,000 (Note 3). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $50,005,000, including $2,000,000 of deferred underwriters’ fees, is being held in an interest-bearing trust account (“Trust Account”) including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the Company’s officers and directors have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $1,500,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements, as well as any amounts necessary to pay the Company’s tax obligations. As of July 31, 2009, $243,656 has been released for working capital requirements.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that 40% or more of the outstanding ordinary shares (excluding, for this purpose, those ordinary shares issued prior to the Offering) exercise their redemption rights described below, the Business Combination will not be consummated. Public shareholders voting against a Business Combination will be entitled to redeem their ordinary shares into a pro rata share of the Trust Account, including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder’s redemption rights. A shareholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the shareholders. All of the Company’s existing shareholders prior to the Offering, including all of the directors and officers of the Company (“Initial Shareholders”), have agreed to vote all of the initial ordinary shares held by them in the same manner as a majority of the ordinary shares voted by the Company’s public shareholders (“Public Shareholders”) are voted. After consummation of a Business Combination, these voting safeguards will no longer be applicable. A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in the Proposed Offering. The Company will require each public shareholder seeking to exercise shareholder redemption rights to certify to the Company, under penalty of perjury, whether such shareholder is acting in concert or as a group with any other shareholder. Such a public shareholder would still be entitled to vote against a proposed extension, if any, and a proposed Business Combination with respect to all ordinary shares owned by him or his affiliates.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully complete a business combination by January 29, 2010. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and is required to liquidate.

If the Company has not completed a Business Combination by either (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if the twelve-month extension is approved by the Company’s shareholders, the proceeds held in the Trust Account will be distributed to the Company’s shareholders, excluding the Initial Shareholders to the extent of their founding shares. This distribution may be less than the Offering price. The mandatory liquidation raises substantial doubt about the Company’s ability to continue as a going concern.

2.	Summary of Significant Accounting Policies	Basis of Presentation The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

Development Stage Company

The Company complies with the reporting requirements of Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

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

Foreign Currency Translation:

The Company’s reporting currency is the United States (“U.S.”) dollar. Although the Company maintains a cash account with a bank in Hong Kong, denominated in U.S. dollars, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the United States dollar. In accordance with SFAS No. 52, “Foreign Currency Translation”, foreign currency balance sheets are translated using the exchange rates as of the balance sheet date, and revenue and expense amount in the statements of operations are translated at the transaction date or the average exchange rates for each period. The resulting foreign currency translation adjustments will be reorganized into the balance sheet as accumulated other comprehensive income/(loss) within shareholders’ equity. Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Restricted Cash Equivalents Held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested primarily in the United States Treasury Securities.

Securities Held in Trust Account

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.”

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

Held-to-Maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operation. Interest income is recognized when earned.

Fair Value of Financial Instruments

The carrying values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instrument,” approximate their fair values presented in the accompanying balance sheet due to their short-term maturities.

Basic and Diluted Earnings per Share

Earnings per common share is based on the weighted average number of common shares outstanding. The Company complies with SFAS No. 128, “Earnings Per Share,” which requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic income per share excludes dilution and is computed by dividing income available to ordinary shareholders by the weighted-average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if warrants were to be exercised or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

The Company’s statements of operations include a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share in accordance with Emerging Issue Task Force Abstracts, Topic No. D-98 “Classification and Measurement of Redeemable Securities.” Basic and diluted net income per share amounts for the maximum number of

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

shares subject to possible redemption are calculated by dividing the net income attributable to common shares subject to possible redemption by the weighted average number of shares subject to possible redemption.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A — “Expenses of Offering”. Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Offering and were charged to equity upon the completion of the Offering. The Company incurred approximately $419,000 of offering costs that were deferred as of June 30, 2008.

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

The Company complies with the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”. SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which requires the Company to adopt these provisions for business combinations occurring on July 1, 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interest of the non-controlling owners. SFAS 160 is effective for the Company beginning July 1, 2009. SFAS 160 is not expected to have a material impact on the Company’s financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. Its adoption did not have a material impact on the Company’s financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

SFAS 168 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement is not expected to have a material effect on the Company’s condensed interim financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Redeemable Ordinary Shares

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities”. Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity. Accordingly 1,999,999 shares have been classified outside of permanent equity at redemption value. The Company recognizes changes in redemption value (if any) immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

3.	Initial Public Offering	On July 29, 2008, the Company sold 5,000,000 units (“Units”) in the Offering at a price of $10.00 per Unit. Each Unit consists of one ordinary share, $.0001 par value, and one Redeemable Ordinary Share Purchase Warrant(s) (“Warrants”). Each Warrant entitles the holder to purchase from the Company one share of ordinary shares at an exercise price of $7.50 commencing the later of the completion of a Business Combination or July 23, 2009 and expiring July 22, 2013. The Warrants will be redeemable, at the Company’s option at a price of $.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

4.	Related Party Transactions

The Company issued a $100,000 unsecured promissory note to a shareholder, on December 13, 2007. The note was non-interest bearing and was payable on the earlier of December 12, 2008 or the consummation of the Offering. The note was repaid in August 2008.

On March 6, 2009, the Company issued a $19,234 unsecured promissory note to one of its shareholders. The note is non-interest bearing and is payable on the date the Company consummates a Business Combination. On May 26, 2009, the Company issued an additional $70,000 unsecured promissory note to this same shareholder. The note is non-interest bearing and is payable on the date the Company consummates a Business Combination. On June 8, 2009, the Company issued an additional $19,500 unsecured promissory note to this same shareholder. The note is non-interest bearing and is payable on the Company consummates a Business Combination.

The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company’s initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required to the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

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

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

A shareholder of the Company, who also acts as a director, and a second director of the Company, purchased in a private placement, 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 warrants (the “Sponsors’ Warrants”) simultaneously with the completion of the Offering at a price of $1.00 per warrant (an aggregate purchase price of $2,455,000) from the Company and not as part of the Offering. The holders of the Sponsors’ Warrants have agreed that, subject to certain exceptions, the Sponsors’ Warrant will not be sold or transferred by them until after the completion of a Business Combination. The Sponsors’ Warrants are identical to the Warrants underlying the Units sold in the Offering except that the Sponsors’ Warrants (i) are exercisable for cash or on a cashless basis and (ii) are non-redeemable, in each case so long as they held by the original purchasers of the Sponsors’ Warrants and their permitted transferees. In the event of a liquidation prior to a Business Combination, the Sponsors’ Warrants will expire worthless.

The holders of the founding ordinary shares held by the Initial Shareholders, as well as the holders of the Sponsors’ Warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of a majority of the founding ordinary shares held by the Initial Shareholders may elect to exercise these registration rights at any time commencing 90 days prior to the date the shares are releases from escrow. Additionally, the holders of a majority of the Sponsors’ Warrants (or underlying securities) can elect to exercise these registration rights at any time beginning 90 days after the Company consummates its initial Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

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

6.	Ordinary Shares	At June 30, 2009, 7,455,000 ordinary shares were reserved for issuance upon exercise of the Warrants and Sponsors’ Warrants.

7.	Basic and Diluted Earnings Per Share	Warrants to purchase 7,455,00 ordinary shares were excluded from the calculation of diluted earnings for the year ended June 30, 2009, the period from December 6, 2007 (date of inception) to June 30, 2008 and for the period from December 6, 2007 (date of inception) to June 30, 2009 because their effect would have been anti-dilutive.

8.	Investment in Trust Account

Subsequent to the Offering, an amount of $50,005,000, including $2,000,000 of deferred underwriters fee, of the net proceeds was deposited in an interest-bearing Trust Account including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company.

As of June 30, 2009, investment securities in the Company’s Trust Account consist of approximately $50 million in United States Treasury Bills and another $50,000 is held as cash in the account. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held-to-maturity securities at June 30, 2009 are as follows:

	Carrying Amount	Gross Unrealized Holding Losses	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$49,958,689	$(7,652)	$49,951,037

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

9.	Fair Value Measurements

Effective July 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurement,” or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” the Company elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until July 1, 2009.

The adoption of SFAS 157 to the Company’s financial assets and liabilities did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2009, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	June 30, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:

U.S. Treasury Securities	$49,951,037	$49,951,037	$—	$—

Money market funds held in Trust Account	$50,000	$50,000	$—	$—

	$50,001,037	$50,001,037	$—	$—

Fair values of the Company’s money market funds held in the Trust Account are determined through market, observable and corroborated sources. However, U.S. Treasury Securities held in the Trust Account are recorded on the balance sheet at June 30, 2009 at amortized cost in accordance with SFAS 115 (see Note 8).

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

10.	Subsequent Events	The Company has evaluated subsequent events through December 24, 2009, the date of issuance of these financial statements, as required by SFAS No. 165, “Subsequent Events.”